UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  Description of Amendment: Changes in investment returns and offering page
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:
Press4 LLC

Legal status of Issuer:

> *Form:*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization:*
> Delaware
>
> *Date of Organization:*
> May 7, 2024

Physical Address of Issuer:
1169 N Formosa Ave, West Hollywood, CA, 90048

Website of Issuer:
www.pressman.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee of six percent (6%) of the dollar amount raised in the Offering; provided, that, the cash fee shall be reduced to three percent (3%) for individual investments of $10,000.00 or more.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

Type of Security Offered:
Revenue Participation Interest

Target Number of Securities to be Offered:
500,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$500,000.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):
$5,000,000.00

Deadline to reach the Target Offering Amount:
November 26, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end (as of Inception Date 5/7/24)	**Prior fiscal year-end (Company did not exist)**
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income/(Loss)	$0.00	N/A

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

PRESS4 FILM

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer", the "Company" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $500,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000.00 (the "**Maximum Offering Amount**") of Revenue Participation Interests (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $200.00 and the Maximum Individual Purchase Amount is $1,000,000.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by November 26, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. <u>**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**</u>

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as <u>Exhibit B</u>), Custody Agreement (attached as <u>Exhibit C</u>), and Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with Brassica Trust Company LLC, who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as <u>Exhibit D</u>.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/pressman (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Revenue Participation Interests

The Company is offering revenue participation interests related to its Productions (as defined below) (the "**Participation Interests**" or "**Securities**").

The Offering is being undertaken in order to fund the development by the Company of motion picture(s), which shall include but not be limited to feature length films, episodic television series of any number of episodes, and any new-media content (hereafter "**Productions")** based on underlying intellectual property rights owned and/or controlled by the Company's manager and sole member, Edward R. Pressman Film Corporation, Inc. d/b/a/ Pressman Film ("**Pressman Film**") (each project developed from the proceeds of this Offering known hereinafter as a "**Development Project**"). The Development Projects are discussed in the "Business" section of this Form C.

Upon the closing of the Offering, the Company will allocate proceeds from the Offering for the development of a slate of Development Projects, the number, order and manner of which will be determined solely by the Company (the "**Development Slate**"). Once proceeds have been allocated to a Development Project, the Company will use commercially reasonable efforts to raise production financing to produce such Development Project and, further, distribute or otherwise exploit the Development Project (each Development Project which is produced known hereinafter as a "**Production**").

For purposes hereof, an Investor's "**Participation Percentage**" is equal to the Investor's the aggregate price the Investor paid for the Participation Interests ("**Participation Purchase Price**") divided by the aggregate Participation Interests sold in this Offering, including any securities commission paid to the Intermediary, expressed as a percentage.

An Investor will be eligible to recoup the price paid for the Participation Interests (Participation Purchase Price) and receive returns, on a pro rata and pari passu basis with each other investor in the Offering, from each Production, if any, as follows:

- Investor will receive an amount equal to the Investor's Participation Percentage (as multiplied by the proceeds from the Offering used to actually finance the development of each Production (the "**Development Financing**"), within ninety (90) days following the first day of principal photography (as such term is customarily used in the entertainment industry) of each such Production;

- Concurrently with payment of the sums set forth above, Investor will receive a return of twenty percent (20%) on Investor's share of the Development Financing calculated by multiplying Investor's Participation Percentage by the Development Financing for each Production (Investor's Participation Purchase Price is deemed to be applied evenly over the total Development Financing);

- Collectively, the Investors will receive an amount equal to fifteen percent (15%) of any and all producing fees, if any, actually received by the Company (or its parent, affiliates, subsidiaries, successors or assigns) from each Production (the "**Investors' Producer Fee**"). Each Investor will be entitled to a share of the Investors' Producer Fee in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Producer Fee, payable to the Investor no later than ninety (90) days from the Company's receipt of its producing fees;

- Collectively, the Investors will receive an amount equal to fifteen percent (15%) of any and all fees, if any, actually received by the Company (or its parent, affiliates, subsidiaries, successors or assigns) for the rights to any Production (the "**Investors' Rights Fee**"). Each Investor will be entitled to a share of the Investors' Rights Fee in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Rights Fee, payable to the Investor within ninety (90) days following the first day of principal photography of each such Production, if any; and

- Collectively, the Investors will receive an amount equal to one hundred percent (100%) of the Company's share of Net Profits (or its parent's, affiliates', subsidiaries', successors' or assigns' share), if any, from each Production (collectively, "**Investors' Net Profits**") until Investors have recouped 100% of their respective Participation Purchase Price together with an eight percent (8%) compounded annual interest on any unpaid balance of the Participation Purchase Price thereon (collectively, the "**Preferred Return**"). After the Preferred Return has been fully paid to the Investors, the Investors will be entitled to receive Investors' Net Profits in the amount of twenty-five percent (25%) of one hundred percent (100%) of the Company's share of Net Profits (or its parent's, affiliates', subsidiaries', successors' or assigns' share) in connection with the Productions, in perpetuity. Each Investor will be entitled to a share of the Investors' Net Profits in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Net Profits. As used herein, "**Net Profits**" shall be defined, computed, accounted for and paid in accordance with the standard definition of the applicable financier/distributor of each Production applicable to the Company and on a most favored nations basis with the Company. In the event a Production is sold to a streaming network, Investors' Net Profits shall be the pro-rated equivalent share of Investor's Net profits as a proportion of the buyout proceeds paid to Company by such streaming network. The Company makes no representation that any Production will generate any, or any particular amount of, Net Profits.

Payment to Investors

Any recoupments and returns to which Investors are entitled will be paid to Investors on a quarterly basis for the first three (3) years following the close of the Offering. The first quarterly payment will commence within ninety (90) days following the first day of principal photography on the first Development Project to go into Production. Subsequent payouts will continue during the three (3) year period on a quarterly basis provided that Company is in receipt of monies to which Investors are entitled. Thereafter payments (if any) will continue on an annual basis.

Transferability

Within one hundred and eighty (180) days of the Closing, the Investor will be able to receive one digital blockchain token (the "**Security Instruction Token**" or "**SIT**") for each Participation Interest to the Investor's unique wallet address on the applicable blockchain. These SITs will be tools to transfer ownership of the Securities.

Not Equity Interests

The Securities are not equity interests in the Issuer and provide a right to share in revenues from the Company's Productions, as set forth above.

Voting and Control

The Securities do not have any voting rights.

The Issuer does not have any voting agreements in place.

The Issuer has an Operating Agreement in place but Investors will not be a party to it.

Custodian/Lead

Investors will direct the Company to issue the Securities in the name of the Custodian, and Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of Investor, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between Investor and the Custodian, Custodian may take direction from the investor with the largest Participation Interest in this Offering (the "**Lead**"), who will act on behalf of the Investors, and the Company, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Lead will act in accordance with the principals of good faith and fair dealing in the performance of their role as Lead. Investors agrees that the Custodian is an intended third-party beneficiary to the representations made by Investors and the Company hereunder, including, without limitation, any representations, warranties, and covenants made by the Company and Investors.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future issuances of Revenue Participation Interests and certain other events will dilute the percentage of revenue share that Investors may eventually receive. The Company has no intention to issue future Revenue Participation Interests.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities, when issued, will be fully paid and nonassessable.

Investment Perks

Investors are entitled to the following perks depending on their investment amount:

$1,000,000+ (limit 2)
- 2x Executive Producer credits on three Development Projects
- Production Company credit on three Development Projects
- Co-producer credit on one Development Project
- Worldwide Premiere invitation with Red Carpet experience for three Productions
- Set visits (at Investor's expense) to all Productions
- Creative meetings with Pressman Film team on Development Projects
- Private dinner with Pressman Film team and select collaborators
- Confidential access to read scripts and development materials for certain development projects
- Limited edition collectible from the Pressman merchandise archive
- VIP access to Pressman Film Special Screenings, Industry Events & Parties
- Pressman Film swag bag (hat, t-shirt, accessory)
- Limited edition pack of Pressman Film art prints (original commissions from notable film artists and collaborators)
- Limited edition original Ed Pressman Recipe Book (a set of pages from Ed Pressman's notebooks, in PDF form, that show the specific recipe for how a film came together)
- Email updates about the Development Slate progress
- Access to the Pressman Film Digital Archive
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$500,000 - $999,999 (limit 4)
- Executive Producer credit on two Development Projects
- Production company credit on one Development Projects
- Co-producer credit on one Development Project
- Worldwide Premiere invitation with Red Carpet experience for two Productions
- Set visits (at Investor's expense) to two Productions
- Creative meetings with Pressman Film team on Development Projects
- Private dinner with Pressman Film team and select collaborators
- Confidential access to read scripts and development materials for certain development projects
- Limited edition collectible from the Pressman merchandise archive
- VIP access to Pressman Film Special Screenings, Industry Events & Parties
- Pressman Film swag bag (hat, t-shirt, accessory)
- Limited edition pack of Pressman Film art prints (original commissions from notable film artists and collaborators)
- Limited edition original Ed Pressman Recipe Book (a set of pages from Ed Pressman's notebooks, in PDF form, that show the specific recipe for how a film came together)
- Email updates about the Development Slate progress
- Access to the Pressman Film Digital Archive
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$250,000 - $499,999 (limit 6)
- Executive Producer credit on one Development Project
- Co-producer credit on one Development Project
- Set visits (at Investor's expense) to one Production
- Worldwide Premiere invitation with Red Carpet experience for one Production
- Creative meetings with Pressman Film team on Development Projects
- Private dinner with Pressman Film team and select collaborators
- Confidential access to read scripts and development materials for certain development projects
- Limited edition collectible from the Pressman merchandise archive
- VIP access to Pressman Film Special Screenings, Industry Events & Parties
- Pressman Film swag bag (hat, t-shirt, accessory)

- Limited edition pack of Pressman Film art prints (original commissions from notable film artists and collaborators)
- Limited edition original Ed Pressman Recipe Book (a set of pages from Ed Pressman's notebooks, in PDF form, that show the specific recipe for how a film came together)
- Email updates about the Development Slate progress
- Access to the Pressman Film Digital Archive
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$100,000 - $249,999 (limit 10)
- Co-producer credit on one Development Project
- Creative meetings with Pressman Film team on Development Projects
- Private dinner with Pressman Film team and select collaborators
- Confidential access to read scripts and development materials for certain development projects
- Limited edition collectible from the Pressman merchandise archive
- VIP access to Pressman Film Special Screenings, Industry Events & Parties
- Pressman Film swag bag (hat, t-shirt, accessory)
- Limited edition pack of Pressman Film art prints (original commissions from notable film artists and collaborators)
- Limited edition original Ed Pressman Recipe Book (a set of pages from Ed Pressman's notebooks, in PDF form, that show the specific recipe for how a film came together)
- Email updates about the Development Slate progress
- Access to the Pressman Film Digital Archive
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$50,000 - $99,999
- Private dinner with Pressman Film team and select collaborators
- Limited edition collectible from the Pressman merchandise archive
- VIP access to Pressman Film Special Screenings, Industry Events & Parties
- Inclusion in the end credits of one Production in form similar to a "Special Thanks" credit
- Pressman Film swag bag (hat, t-shirt, accessory)
- Limited edition pack of Pressman Film art prints (original commissions from notable film artists and collaborators)
- Limited edition original Ed Pressman Recipe Book (a set of pages from Ed Pressman's notebooks, in PDF form, that show the specific recipe for how a film came together)
- Email updates about the Development Slate progress
- Access to the Pressman Film Digital Archive
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$25,000 - $49,999
- Limited edition collectible from the Pressman merchandise archive
- VIP access to Pressman Film Special Screenings, Industry Events & Parties
- Inclusion in the end credits of one Production in form similar to a "Special Thanks" credit
- Pressman Film swag bag (hat, t-shirt, accessory)
- Limited edition pack of Pressman Film art prints (original commissions from notable film artists and collaborators)
- Limited edition original Ed Pressman Recipe Book (a set of pages from Ed Pressman's notebooks, in PDF form, that show the specific recipe for how a film came together)
- Email updates about the Development Slate progress
- Access to the Pressman Film Digital Archive
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$10,000 - $24,999
- Inclusion in the end credits of one Production in form similar to a "Special Thanks" credit
- Pressman Film swag bag (hat, t-shirt, accessory)

- Invitations to Pressman Film special screenings and events
- Limited edition pack of Pressman Film art prints (original commissions from notable film artists and collaborators)
- Limited edition original Ed Pressman Recipe Book (a set of pages from Ed Pressman's notebooks, in PDF form, that show the specific recipe for how a film came together)
- Email updates about the Development Slate progress
- Access to the Pressman Film Digital Archive
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$5,000 - $9,999
- Pressman Film swag bag (hat, t-shirt, accessory)
- Limited edition pack of Pressman Film art prints (original commissions from notable film artists and collaborators)
- Limited edition original Ed Pressman Recipe Book (a set of pages from Ed Pressman's notebooks, in PDF form, that show the specific recipe for how a film came together)
- Email updates about the Development Slate progress
- Access to the Pressman Film Digital Archive
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$2,500 - $4,999
- Limited edition original Ed Pressman Recipe Book (a set of pages from Ed Pressman's notebooks, in PDF form, that show the specific recipe for how a film came together)
- Pressman Film hat
- Email updates about the Development Slate progress
- Access to the Pressman Film Digital Archive
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$500 - $2,499
- Email updates about the Development Slate progress
- Access to the Pressman Film Community Channel (Discord or other private communication channels)
- Opportunity to join online community gated Q&A sessions with Pressman Film Team.

$200 - $499
- Email updates about the Development Slate progress
- Access to the Pressman Film Community Channel (Discord or other private communication channels)

Notes on Credits:

Executive Producer and Co-Producer credits as described above will be allocated on a first-come-first-serve basis. Investors who qualify for credits based on their investment level will be offered the opportunity to receive credits based on; (a) the amount invested, with those investing the highest amount entitled to preferential choice, and; (b) on the timing of their investment, with those who invested earliest entitled to preferential choice.

Investors eligible for a "Production Company" credit will only be able to secure that credit on productions on which they elect to be an Executive Producer.

Credits for a television production ("TV Production") are not represented in the same manner as in feature films. As such, in the event that a Production is a Television Production, the Issuer may not be able to secure Executive Producer credits for Investors who qualify but will make best efforts to secure a credit of equivalent value as is customary on a TV Production. Notwithstanding the above Issuer cannot guarantee credits for Television Productions.

Security Instruction Tokens

- The Company intends to use an alternative method of providing an instruction called a Security Instruction Token ("**SIT**"), an ERC-1404 type token, to provide an additional method for the Investor to provide a notification directing the transfer of the Securities. SITs are not intended to be a digital representation of the Securities, nor is the Company required to mint or release the SITs.

● After purchasing the Securities in the Offering, Purchasers may have the opportunity to receive SITs to their self-custodied Republic digital wallets ("Wallets") by accessing the Purchasers' Republic Portfolio page, where there will be an option to receive the SITs. The SITs may be issued before the lock-up period is over, but there will be built-in restrictions to restrict the transfer of any SITs before the lock-up is over. Additionally, to receive SITs, the transferee will need to go through onboarding, enter into an various agreements with Brassica (defined below), and get their Wallets whitelisted (KYC/AML, etc.). If a transferee fails to meet these requirements, the transfer of SITs will be blocked until the requirements are met.

● The entire series of Securities purchased by investors in the Offering through ODB will be registered in the name of, and held of record by, Brassica Trust Company LLC (the "Brassica"). Brassica is the legal holder of record for the Securities purchased through ODB via Regulation S and Regulation D, 506(c) offerings. The Company, its agents or representatives shall deliver the Securities to Brassica. Purchasers will sign an omnibus trust agreement and new account forms with Brassica to designate Brassica as the legal holder of record for the purchased shares.

● The Company and the Investor authorize Brassica as the custodian for the benefit of the Investor, to hold the Securities in registered form in Brassica's name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company.

● When an investor wishes to sell or transfer their Securities, they must provide notice to Brassica, which, subject to any applicable restrictions on transfers, will facilitate the transfer. Transfer of SITs may be one mechanism to do so subject to certain terms and conditions.

● SITs may be considered "securities" in the United States and are expected to be listed for transfer and exchange on securities marketplaces, including without limitation the INX Alternative Trading System ("INX").

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee of six percent (6%) of the dollar amount raised in the Offering; provided, that, the cash fee shall be reduced to three percent (3%) for individual investments of $10,000.00 or more.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our business and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our Development Projects, any of which may materially harm our business, financial condition and results of operations.

We currently do not have rights to the Development Projects.

The underlying intellectual property rights to the Development Projects are owned and/or controlled by the Company's Manager and sole member, Pressman Film. The Company will negotiate, in good faith and at arms' length, the purchase price and/or license fee for these rights.

The Issuer's success depends on the experience and skill of the its manager.

We are dependent on our manager, Pressman Film (the "Manager").. The Manager may not devote its full time and attention to the matters of the Issuer. The loss of the Manager could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Pressman Film is and will continue to actively develop projects outside the Issuer's Development Slate.
This Offering pertains specifically to a slate of projects developed by the Issuer in conjunction with Pressman Film. The Offering is not inclusive of all development activity at Pressman Film. While the Issuer is committed to the successful development and production of the projects in this slate, Investors should be aware that Pressman Film actively develops other projects outside of this slate and without the Issuer's involvement. The financial and creative resources allocated by Pressman Film to such projects are separate to and distinct from this Offering. As such, investor funds contributed pursuant to this Offering will not be used for such projects developed by Pressman Film and Investors will have no rights or profit participation(s) (or any other interest therein) in relation to any project that Pressman Film develops with funds sourced by it outside of this Offering.

Pressman Film's rights are often partial or limited, and it does not have rights to all of its past productions, including some of the productions used in the marketing of this Offering.
Pressman Film does not hold remake or sequel rights to all of the films it has previously produced and which are referenced in our marketing materials for this Offering. The inclusion of any film in promotional content should not be construed as an indication that Pressman Film controls the rights to remake or produce such sequels or spinoffs for such films. Investors are advised that promotional materials are intended for illustrative purposes only and do not imply ownership of additional rights beyond those explicitly stated.

Damage to Pressman Film's reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of the Pressman Film brand are critical to our business and success in entertainment industry. Any incident that erodes consumer loyalty for this brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

The Company will engage in transactions with Related Persons.
The underlying intellectual property rights to the Development Projects are owned and/or controlled by the Company's Manager and sole member, Pressman Film. The Company will negotiate, in good faith and at arms' length, the purchase price and/or license fee for these rights. Pressman Film is considered a "Related Person" because it is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities. These transactions are further disclosed in the "Transactions with Related Persons and Conflicts of Interest" section of this Form C.

Development Projects may never be produced.
The proceeds from this Offering will be used to fund the development of a slate of Development Projects, the number, order and manner of which will be determined solely by the Company. Once proceeds have been allocated to a Development Project, the Company will use commercially reasonable efforts to raise production financing to produce such Development Project. However, there is no assurance that the Company will be successful in raising production

financing for, therefore producing, any Development Project. If no Development Project is produced, then Investors risk a total loss of their investments.

Dependence to secure domestic and international distribution.
The ultimate success of the Productions in the marketplace will depend on the Company's ability to secure domestic and international distribution for the Productions on terms and conditions customary in the industry. The Company has not yet secured such distribution agreements and there is no assurance, and none is given, that such distribution will be secured or, if it is secured, that it will be secured on terms and conditions favorable to the Company.

Uncertain Economic Conditions.
The entertainment business and market is unpredictable. Changes in world, national and local economic conditions affect such business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or the escalation or further outbreak of armed conflict involving the United States. Any negative change in the general economic conditions in the United States, or in any other material portion of the worldwide economy could adversely affect the Productions' revenues and, therefore, investment returns to Investors. The economic performance of a film cannot be assured because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic performance of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

There may never be any Net Profits.
In general, the economic performance of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is determined by many factors, including the ability to produce content and develop stories and characters appealing to a broad audience and the effective marketing of the motion picture. The revenues to be received by the Company from the Productions are therefore highly uncertain and speculative. The Company's only source of revenue will be derived from the distribution of the Productions. There can be no assurance that any Net Profits will be received by the Company, or that after customary deductions and expenses, the Company will be able to distribute Net Profits to Investors..

Calculation of Net Profits.
The basis for the calculation of Net Profits the Company will be entitled to receive from the release of a Production are, or will be, detailed in one or more distribution agreement(s), and/or production agreements, none of which have yet been negotiated or finalized. The terms and conditions in the distribution agreement(s) and the production agreement, will be negotiated generally in accordance with industry standards but there is no guarantee that the calculation of Net Profits will be favorable for the Company and the Investors.

Uncertainty of success of Productions.
Net Profits may fluctuate significantly and unexpectedly from period to period, and the results of any one period may not be indicative of the results for any future period. The Company cannot make, and has not made, any assurances (i) as to the amount of Net Profits that will be or may be derived from or collected in connection with the distribution and exploitation of the Productions, or (ii) that the Productions will perform in any particular manner or will be favorably received by exhibitors or by the public, or will be released on a wide basis.

Competition.
The number of feature films or televisions series released by competitors may create a situation of oversupply in the market, and may make it more difficult for any Development Project or Production to succeed. Should the supply of feature films or television series exceed audience demand, it will be more difficult to find production financing for the Development Project or generate revenues from the release of the Productions. If the distributor for a Production is less successful than its competitors at convincing exhibitors to show its films, and the Company's competitors increase the number of films available for distribution and the number of exhibition screens remains static, it could be more difficult for the distributor of the Production to release the film during optimal release periods, which could reduce Net Profits and have an adverse effect on the Company's revenues and therefore on the Company's business, financial condition and results of operations.

Piracy.
Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view

through set top boxes and other devices and through unlicensed broadcasts on free TV and the internet. The proliferation of unauthorized copies of these products will likely continue, and if it does, will have an adverse effect on the Company's business, because these products could reduce the revenue generated by the Productions. Additionally, in order to contain this problem, the distributor of the Production may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., whose legal systems may make it difficult for the Company to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue generated from the international exploitation of the Productions. If no embargoes or sanctions are enacted, or if other measures are not taken, the Company may lose revenue as a result of motion picture piracy. Any of these occurrences could have a material adverse effect on each Production's success.

Intellectual Property infringement claims.

One of the risks of the entertainment business is the possibility that others may claim that the production of a project misappropriates or infringes the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. Any such assertions or claims may materially adversely affect the Company's ability to develop and finance its projects. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. The Company cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all. Any of these occurrences could have a material adverse effect on the Company's ability to develop, produce and distribute projects.

Distributors' failure to promote a Production.

The decisions of a Production's distributors regarding the timing of release and promotional support of the Production are important in determining the success of the Production. The Company does not control the timing and manner in which its distributors distribute a Production. Any decision by the distributors of the Production not to distribute or promote the Production or to promote the Company's competitors' motion pictures to a greater extent than they promote the Production could have a material adverse effect on the Production's success.

Entertainment investments.

The production, distribution and other exploitation of entertainment productions are highly speculative, and traditionally have involved a high degree of risk. The record for independent (non-major) productions may not be much better. Only a small percentage of projects seeking production funding, such as the Development Projects, ever receive full production funding and are made. Further, it is generally believed in the entertainment industry that only a relatively small percent of projects is sufficiently successful to recover production and distribution costs. The success of entertainment productions is dependent upon a variety of factors over which the Company will have limited or no control, such as public taste, critical reviews, promotion and distribution, and the popularity of other entertainment productions then being financed or distributed.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the industry is subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that the industry regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the industry.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our projects, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.
Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.
The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.
The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.
If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter.

Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

No Guarantee of Return on Investment
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

Investors will not have voting rights.
Investors are not equity owners of the Issuer and, therefore, have no voting rights. Thus, by participating in the Offering, Investors will not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the equity securities of the Issuer.

The Securities will not be freely tradable under the Securities Act until one year from when securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. .

Investors are not equity holders of the Issuer decides.
Investors are not equity holders of the Issuer and will not have an ownership claim to the Issuer or to any of its assets.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as equity owners or debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities will not be entitled to distributions as an equity owner nor will they recover as creditors or debt holders.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer cannot raise production financing for the Development Projects. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will not be entitled to any inspection or information rights.
Investors are not "members" of the Issuer and will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Company, other than as may be required by law. Members of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited to no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders of the Company. In addition, the Company is not currently subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 (the "**Exchange Act**"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly held company whose offering was issued under the Exchange Act, and who is subject to the reporting regulations provided by the Exchange Act.

Real or perceived errors, failures, or bugs in the Security Instruction Tokens, or in the software or systems of third-party developers utilizing the SITs, could adversely affect the Company and the value of the Participation Interests.
Real or perceived errors, failures, vulnerabilities, or bugs in the SITs or in the software or systems of third-party developers utilizing the SITs, could harm the value of the Company and the Securities. Errors, failures, vulnerabilities, or bugs may occur and may cause errors or failures that cause SITs to be transferred without proper permissions, affecting the liquidity and effectiveness of resale of Securities via SITs. The Company will take all efforts to prevent such occurrences and will strive to ultimately maintain proper ownership records even in the event of fraudulent activity that results in an unauthorized transfer of an SIT, but there is a risk that such unauthorized transfers may be irreversible, perhaps because of local laws or otherwise. Any such errors, failures, vulnerabilities, or bugs may not be found until after the SITs have been deployed on a network, which could result in negative publicity, a decrease in user and developer satisfaction or adoption, loss of competitive position, or claims from third parties. We may not be able to promptly resolve these problems, if at all. Any of these incidents could materially and adversely harm the Company and the Securities.

The tax treatment of acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs is uncertain, and there may be adverse tax consequences for Purchasers upon certain future events.
The tax treatment of acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs is uncertain, and each Purchaser must seek its own tax advice in connection with a purchase of the Securities as described herein. The Company has not requested a ruling from any tax authority regarding the tax treatment of the Securities. Acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs may result in adverse tax consequences to Purchasers, including liability for withholding taxes and income taxes and responsibility for complying with certain tax reporting requirements. Each Purchaser should consult with and must rely upon the advice of its own tax advisors with respect to the tax treatment of acquiring, holding, selling, exchanging, or otherwise disposing of the Securities.

The underlying blockchain may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of SITs. If these technologies' security is compromised or if the protocols are subjected to attacks that frustrate or thwart access to and use of the SITs, secondary trading using SITs may be thwarted, which could seriously curtail the liquidity of the Securities and cause a decline in the market price of the Securities.
The SITs, and the networks, applications and other interfaces which will utilize it, as well as applications built upon the networks that will utilize it, are still in the early stages and are unproven, and there can be no assurances that the operation of the SITs will be uninterrupted or fully secure which may result in a complete loss of the SITs. Additionally, if the underlying blockchain or network is subject to unknown and known security attacks (such as double-spend attacks or other malicious attacks), this may materially and adversely affect the Company's reputation, even though the Company is not responsible for the attacked network. In any such event, Purchasers may lose all of their Total Purchase Price.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.
The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees

for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities.

Affiliates of the Company, including officers and directors of the Company's Manager, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers and directors and those of its Manager, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.


BUSINESS


Description of the Business

Press4 LLC (the "**Company**" or the "**Issuer**") is a Delaware limited liability company formed on May 7, 2024. We are registered to do business in California.

The Company was formed for the sole purpose of developing, producing, distributing and otherwise exploiting a slate of motion pictures, which include, but are not limited to, feature-length films, episodic television series, and/or new-media products ("**Productions**") based on intellectual property rights owned and/or controlled by the Company's Manager, parent company and sole member, Edward R. Pressman Film Corporation, Inc. d/b/a/ Pressman Film ("**Pressman Film**") (each project developed from the proceeds of this Offering known hereinafter as a "**Development Project**"). Upon the closing of the Offering, the Company will allocate proceeds from the Offering for the development of a slate of Development Projects, the number, order and manner of which will be determined solely by the Company. Once proceeds have been allocated to a Development Project, the Company will use commercially reasonable efforts to raise production financing to produce such Development Project and, further, distribute or otherwise exploit the Development Project (each Development Project which is produced known hereinafter as a "**Production**").

Business Plan

The Company intends to develop the slate of Development Projects with the intention of producing at least three Productions within a period of five years. The slate is comprised of both legacy projects and newly sourced projects. The slate will reimagine and build upon some of the iconic films that Pressman Film and its founder, Edward R. Pressman produced during the last 40 years and will offer a fresh perspective on classic stories to appeal to the core audience and to a whole new generation of film audiences. Examples are movies like "Old Boyfriends" (1979) "Christmas Evil" (1980) and "Sisters" (1973). The Company will also develop new IP sourced from a variety of media including but not limited to traditional sources like articles, short stories, novels, video games, comic books, original screenplays, and podcasts, as well as new sources like viral videos and social media forums, with these motion pictures representing the next generation of storytelling, catering to a diverse and global audience.

The Company is a wholly owned subsidiary of Pressman Film which was founded in 1984 by legendary producer Edward R. Pressman and is one of Hollywood's longest standing independent production companies.

Ed Pressman was known for his dedication to nurturing unique voices in cinema, his ability to recognize and back groundbreaking projects, and his willingness to back innovative and at times controversial films. Pressman encouraged and worked with directors and actors that became some of the leading filmmakers of their generation, garnering many Academy Awards and Golden Globes,. Directors include Olivers Stone, Terence Malick , Brian De Palma, Katherine

Bigelow, Jason Reitman and actors include Meryl Streep, Jack Nicholson, Christian Bale, Al Pacino, Susan Sarandon, Marlon Brando, Nicole Kidman, Michael Douglas, Willem Dafoe and Reese Witherspoon and Robert Downy Jnr to name a few. Continuing in the tradition of Pressman Film's history, the Company is on a mission to find and fund the next generation of legendary stories and storytellers. Edward R. Pressman's legendary contribution to cinema was in large part thanks to his willingness to champion new voices. With the proceeds from this raise we will continue to support the up-and-coming storytellers providing opportunities to craft distinctive films and solidify their positions in the industry.

Pressman Film has produced many of the cult classics that global audiences have come to love, including *Badlands, Conan The Barbarian, Wall Street, Bad Lieutenant, The Crow, American Psycho* and over 90 more films. These cult films have entrenched audiences that come back to these titles year after year. Fans dress up as these characters from these films on Halloween, display prized-collectable merch on their bookshelves, and commit their favorite lines to memory. Beyond its best known "mainstream cult" favorites, Pressman Film has also produced an eclectic array of critical darlings across the spectrum of genres and subject matter. Films like *Das Boot, Talk Radio Homicide, Reversal of Fortune,* and *Thank You For Smoking* featured Oscar winning performances and internationally acclaimed writing and directing. And then of course, there are the fearless films of Pressman FIlm adored by devoted niche audiences. Examples are *Phantom of the Paradise, Crimewave, True Stories, Street Fighter, The Hebrew Hammer, Cherry 2000, Martians Go Home and The Island of Doctor Moreau*.

Throughout his illustrious career, Ed Pressman continually found ways to innovate the financing of independent films. He was one of the pioneers in the practice of pre-selling international territories to cover production financing, and was generally known for bringing together creative financing with creative filmmakers.

With this Offering, Pressman Film continues in Ed Pressman's tradition of pioneering financing in cinema by inviting everyday investors to partake directly in the filmmaking process from inception through distribution. By curating a fresh Development Slate that blends iconic legacy projects with cutting-edge new intellectual properties, Pressman Film is positioned to produce movies in a new modality that can attract diverse global audience and top-tier talent. This approach not only offers a fresh perspective on classic narratives but also introduces a commitment to financial and cultural inclusivity by enabling investors who otherwise would not be able to get direct exposure to the motion picture development vertical to share in the success and cultural impact of the film realized in this Development Slate. Beyond democratizing film financing, this is an opportunity to foster a community around independent cinema.

Pressman Film is now lead by CEO Sam Pressman and its senior management team. Paula Paizes, COO and Head of Business Affairs and Max Loeb, Director of Development. The team combines the necessary skills and experience in development, production, financing and distribution to execute this business plan with precision, expertise and vision.

The Company's strategic plan leverages Pressman Film's storied legacy and deep industry connections, ensuring a blend of artistic excellence and market viability that stands out in today's competitive entertainment landscape.

The management team also draws upon the experience and knowledge of a reputed Advisory Board comprising veterans in their respective fields. The Advisory Board includes acclaimed producers Jason Blum - CEO of Blumhouse and Coco Francini (partnered with Cate Blanchette In Dirty Film), businessmen Strauss Zelnick - CEO of Take2 Interactive, and Hicham Oudgiri - CEO of Enigma Technologies, filmmakers Werner Herzog (*Bad Lieutenant, Fitzcarraldo*) and Oliver Stone (*Wall Street, Platoon*), Investment advisor, Victoire Newman – founder of Herbert Advisory Group, lawyers Jim Janowitz – Co-chair of the Media + Entertainment Group at Pryor Cashman LLP and Mike Sukin, founder of Sukin Law Group LLP and Annie Pressman – Wife of Ed Pressman.

A financial model for this Development Slate was prepared by Focus Advisory Services (FAS) at the funding goal of $1,500,000. That model is intentionally conservative and assumes only 3 of the 6 films developed are produced. The data behind the revenues is derived from years of FAS' collaborations with studio and streamers. The model is available to Investors upon request.

Under this financial model, Investors have the opportunity to recoup from multiple revenue streams as follows so that they benefit directly from the success of the slate:

- Repayment and Premium: Upon commencement of principal production of each Production, the investment into a Development Project is repaid with a 20% premium.
- Producer's Fee Revenue: 15% of Company's producing fee for a Production.
- Rights Fee: 15% of Company's rights fee (if any) from each Production.

- Participation in Net Profits: Investors will have a 100% share from the Company's net profits from each Production of a Development Project until Investors have recouped 100% of their investment together with an eight percent (8%) compounded annual interest on any unpaid balance of their investment. Thereafter, Investors will receive a 25% share from the Company's net profits, in perpetuity.

Customer Base

The Issuer's customer base is film lovers, movie goers, TV watchers and anyone that loves consuming entertainment whether on a big or small screen. The demographic for Pressman Film audiences is typically 17 + with a history of producing cult classics. The combination of classic revivals and new IP's offers wider audience reach, appealing to both new age cinema-goers and traditionalists. The Company may also sell direct to a buyer which will include movie studios, streamers, distributors or other established production companies that wish to either buy out the Project or co-produce with the Company.

Intellectual Property

The Company currently does not own any intellectual property.
The underlying intellectual property rights to the Development Projects are owned and/or controlled by Pressman Film. The Company will negotiate, in good faith and at arms' length, with industry standards terms, the purchase price through an option-purchase agreement or a license fee through a single-picture license.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.*

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$30,000	6%	$300,000
Legal, Marketing, and Closing Cost reimbursement*	7.5%	$37,500	3.5%	$175,000
Company Overhead (over 5 years)	20%	$100,000	20%	$1,000,000
Development Project 1 (Comedy)	20.5%	$102,500	4.16%	$208,000
Development Project 2 (Adventure)	32%	$160,000	3%	$150,000
Development Project 3 (Horror)	14%	$70,000	4%	$200,000
Development Project 4 (Thriller)	0%	$0	4%	$200,000
Development Project 5 (Horror)	0%	$0	1%	$50,000
Development Project 6 (Action)	0%	$0	5%	$250,000
Development Project 7 (Comedy)	0%	$0	5%	$250,000
Development Project 8 (Action)	0%	$0	10%	$500,000
Development Project 9 (Tentpole)	0%	$0	14.34%	$717,000
Development Project 10 (Tentpole)	0%	$0	20%	$1,000,000
Total	**100%**	**$500,000**	**100%**	**$5,000,000**

Use of Proceeds	% of Proceeds if Funding Goal Amount Raised	Amount if Funding Goal Amount Raised
Intermediary Fees	6%	$90,000
Legal, Marketing, and Closing Cost reimbursement*	3.5%	$52,500
Company Overhead (over 5 years)	20%	$300,000
Development Project 1 (Thriller)	13.33%	$199,950
Development Project 2 (Comedy)	13.84%	$207,600
Development Project 3 (Adventure)	10%	$150,000
Development Project 4 (Horror)	13.33%	$199,950
Development Project 5 (Horror)	3.33%	$50,000
Development Project 6 (Action)	16.67%	$250,000
Total	**100%**	**$1,500,000**

With the exception of the line marked with "", which indicates initial costs related to the preparation of this Offering that were due in advance of closing for which the Issuer intends to reimburse itself.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may change the amount or allocation of funds to different Development Projects.

Funding Goal Rational

The Funding Goal is $1.5M. This amount was chosen because with our experience as film producers we can estimate the budgets for development of different types of films and in this case we estimated that we could comfortably develop six different films for the amount of $1.5M. Development budgets vary depending on the genre of the film (e.g., horror vs action adventure) and the writer chosen to write the project. A film which is set in one location and is largely focused on 2 or 3 characters is going to cost much less to develop and produce than a film that has a high level of action in it (e.g., blowing up buildings and dangerous car chases) has extensive and elaborate sets and locations, large cast of characters and extras and so on. We estimate the range for development is $50,000 to $250,000 a film which provides enough money to pay for an option and hire a writer to write the script i.e., $50,000 for the small horror movie and up to $250,000 for the action adventure as described in the use of proceeds table above.

Should we exceed our Funding Goal, the additional funds will enable us to pursue higher-value intellectual properties (such as a best-selling novel, well known comic, or popular video game) and engage higher-level writers, who typically command higher fees and write scripts that get higher budget projects produced..

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

Development Projects 1-10: The use of proceeds is clearly earmarked for the development of motion picture properties, with each allocation exceeding 10% specifically directed towards this goal. The decision-making process for allocating these funds will consider several dynamic factors including, but not limited to: prevailing market trends, demand for specific genres, budget levels that are viable given current market dynamics, buyer preferences between film, television, and new-media projects, and the projects presented to our company from promising directors in who we believe will bring compelling and valuable visions to the table. Additionally, feedback from our investor community may play a role in guiding the selection of projects because we feel there is value in aligning with the interests and preferences of those who have bought into this Offering.

Company Overhead: Although the amounts specified here covers a small fraction of Pressman Film's overhead, these costs will allow the Company, its core leadership team and contributing development executives and consultants to dedicate adequate resources towards realizing this Development Slate. This overhead will also entail costs related to our CRM, Studio System, StudioBinder, Adobe Creative Suite, IMDB, tax preparation, bookkeeping, banking fees, legal fees related to the slate, and other miscellaneous operational and administrative costs.

We may use the net proceeds as per the above table in the following ways, including but not limited to:

1. Paying option fees to authors of works we intend to develop – e.g. a concept for a story, a book or comic book, a pre-existing screenplay, a film property to remake, a stage play or a video game into a film or Tv series.

2. Hiring writers to actually write the scripts or TV pilots based on the optioned work or commission an original screenplay.

3. Drafting budgets and schedules based on the scripts of our Development Projects so we can ascertain the production budget level.

4. Paying holding fees to attach a director to direct the Production.

5. Hiring a casting director to assist us with the casting of the Production.

6. Commissioning visual pitch items with various design fees for various methods of collateral (decks, art, video/sizzle) showcasing the individual titles, and other similar campaigns targeting buyers, distributors and other prospective sources of production financing.

MANAGERS, OFFICERS AND KEY PERSONS

The Issuer is managed by Edward R. Pressman Film Corporation, Inc. d/b/a/ Pressman Film.

The officers, and key persons of the Manager are listed below along with all positions and offices held at the Manager and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sam Pressman	CEO	CEO (Pressman Film) (2022 to present) Responsibilities include corporate and business strategy, sourcing finance, leading creative development and production of all company projects, oversight and management of the legacy titles and general CEO duties. Vice President of Production (2015 to 2022) Responsibilities included creative development , acquiring titles, packaging talent and setting up productions .	Stanford University Bachelor of Arts (2013)
Paula Paizes	COO	COO and Head of Business Affairs (Pressman Film) (2019 to present) Responsibilities include managing business affairs, business administration, and business strategy , deal negotiations, overseeing outside counsel and accounting, corporate finance and structuring production finance and productions, licensing and merchandising and company operations .	University of Sydney Bachelor of Arts/ Bachelor of Laws (1989)
Max Loeb	Director of Development	Director of Development Pressman Film (2022 to present) Responsible for identifying and acquiring projects that align with the company's vision and ethos, creative development and packaging projects readying for production.. Producer Cedar Street Films from (2019 to 2022)	University of Toronto Bachelor of Arts (2011)

		Responsible for developing pitches, packaging projects from script to screen, overseeing production, post-production and distribution of content produced f	

Biographical Information

Sam Pressman - Sam's long-standing relationships with talent and industry insiders combined with his extensive knowledge of independent financing positions him to lead Pressman Film into an exciting era of continued growth and success. Immersed in the motion picture business from a young age, he is humbled and emboldened by the responsibility of carrying the mantle of his family's 50 years in filmmaking. Before assuming the role of CEO, Sam worked under his father Ed Pressman on Werner Herzog's BAD LIEUTENANT: PORT OF CALL NEW ORLEANS, Matt Brown's THE MAN WHO KNEW INFINITY, Barry Levinson's PATERNO—and alongside Ed on Keith Maitland's DEAR MR BRODY, Charlotte Colbert's SHE WILL, Mary Harron's DALILAND, Marshmallow Laser Feast's groundbreaking virtual reality experience EVOLVER, and Rupert Sander's upcoming reboot of THE CROW. With a deep reverence for his father's contributions to independent cinema and a firm commitment to carrying on the Pressman penchant for storytelling, Sam approaches his role as producer with a sense of humility and a fierce determination to create films that honor the company's legacy. Sam graduated from Stanford University where he majored in Film & Media Studies and was the president of the Stanford Film Society and head of the Advanced Film Workshop.

Paula Paizes - Paula oversees all aspects of the company, including production, finance, distribution, merchandising, strategy and business affairs. A seasoned media/entertainment senior executive, she has broad experience and deep relationships in Hollywood, Australia and internationally. Prior to Pressman Film she worked as an entertainment attorney with law firm Blake Dawson Waldron, was In-House General Counsel for Andrew Lloyd Webber's company, The Really Useful Co, Managing Director of financial firm Ignite Capital Partners, consulting to many media and entertainment clients, and a producer for Stratus Film Company (for veteran producers Mark Gordon and Bob Yari.) Paula also has served as an arbitrator for bond company, Film Finances, and has produced and executive produced film and TV, including the upcoming reboot of The CROW (Bill Skarsgard and FK Twigs), DALILAND (Sir Ben Kingsley), WHERE ESKIMOS LIVE (Bob Hoskins), BLACK LIMOUSINE (David Arquette and Bijou Philips), VR experience EVOLVER, (Cate Blanchett) selected to compete in the Cannes Immersive Competition (2024). Paula also has extensive leadership and governance experience and skills having served on several corporate and non profit boards throughout her 30 year career and holds double degrees of Bachelor of Arts and Bachelor of Laws from The University of Sydney.

Max Loeb - Max is a seasoned entertainment industry professional with years of experience in development and production. As the Director of Development at Pressman Films, he is responsible for overseeing creative execution of projects going to production, as well as identifying and acquiring new projects that align with the company's vision and ethos. Max has worked in a wide array of position across a diverse range of film and television projects, including scripted features, documentaries, and unscripted television programming. He produced THE LONG SHORE for PBS, FEAR AND LOATHING IN ASPEN directed by Bobby Kennedy III, and worked on HBO Max's MOUNTAIN KITCHEN, the CW's JANE THE VIRGIN, Syfy's BIG ASS SPIDER, Fusion's HAPPY ENDING, HOLLYWOOD HELP for Yahoo and Adult Swim's DREAM CORP LLC. Prior to joining Pressman Films, he worked at several other production companies and studios, honing his skills in script analysis, project development, and deal-making. His passion for storytelling and eye for emerging talent make him a valuable asset to the Pressman team. Max received his undergraduate degree from the University of Toronto, where he majored in Cinema Studies.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's capital structure consist of 100% membership interests issued and outstanding.

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding Capital Interests consists of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	One (1) vote per interest
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any options, SAFEs, convertible notes or warrants outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Edward R. Pressman Film Corporation, Inc. *	100% Membership Interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2024, the Issuer had $0.00 in cash and cash equivalents, leaving the Issuer with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer intends to concurrently undertake to raise up to $5,000,000 pursuant to Rule 506(c) of Regulation D) by offering to sell Revenue Participation Interests to accredited investors outside of this Offering (the "**Concurrent Offering**").

Capital Expenditures and Other Obligations

The Issuer intend to make any material capital expenditures as set forth in the "*Use of Proceeds*" section of this Form C.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Material Changes and Other Information

Changes in investment returns and offering page

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Company has not conducted any previous securities offerings in the past three years.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has not conducted any transactions with related persons, but it intends to as follows:

The underlying intellectual property rights to the Development Projects are owned and/or controlled by the Company's Manager and sole member, Pressman Film. The Company will negotiate, in good faith and at arms' length, the purchase price and/or license fee for these rights.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's Manager's website at www.pressman.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**ADDITIONAL INFORMATION**

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

_____
(Issuer)

By:

/s/Sam Pressman
(Signature)

Sam Pressman
(Name)

CEO of the Manager of the Issuer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Sam Pressman
(Signature)

Sam Pressman
(Name)

CEO of the Manager of the Issuer
(Title)

9/4/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

EXHIBIT B

Form of Security

EXHIBIT C

Custody Agreement

EXHIBIT C

Omnibus Nominee Trust Agreement

EXHIBIT A

Financial Statements

PRESS 4 LLC
AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED
MAY 7, 2024 (INCEPTION DATE)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Press4 LLC.
Los Angeles, California

Opinion

We have audited the financial statements of Press4 LLC, which comprise the balance sheet as of May 7, 2024 (Inception Date), and the related statement of operations, changes in members' equity, and cash flows for the period ended May 7, 2024 (Inception Date) and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Press4 LLC as of May 7, 2024 (Inception Date), and the results of its operations and its cash flows for the period ended May 7, 2024 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Press4 LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Press4 LLC's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Press4 LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Press4 LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

July 12, 2024
Los Angeles, California

PRESS 4 LLC
BALANCE SHEET

As of Inception	May 7, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Total Liabilities	$ -
MEMBERS' EQUITY	
Members' Equity	-
Total Members' Equity	-
Total Liabilities And Members' Equity	$ -

See accompanying notes to financial statements.

PRESS 4 LLC

STATEMENT OF OPERATIONS

For The Period Ended	May 7, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	-
Operating Expenses	
General And Administrative	-
Total Operating Expenses	**-**
Net Operating Income/(Loss)	**-**
Interest Expense	-
Other Income/(Loss)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Loss)	**$ -**

See accompanying notes to financial statements.

PRESS 4 LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

(USD $ in Dollars)	Members' Equity
As of Inception - May 7, 2024	$ -
Net Income/ (Loss)	-
Balance — May 7, 2024	$ -

See accompanying notes to financial statements.

For The Period Ended		May 7, 2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$	-
Net Cash Provided By/(Used In) Operating Activities		-
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided By/(Used In) Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Net Cash Provided By/(Used In) Financing Activities		-
Change In Cash and Cash Equivalents		-
Cash and Cash Equivalents—Beginning of The Period		-
Cash and Cash Equivalents—End of The Period	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Press4 LLC was formed on May 7, 2024, in the state of Delaware. The financial statements of Press4 LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The core business of Press4 LLC is to develop and produce a film slate of up to 6 pictures over the next 3 to 5 years. The funds raised from investors will cover the development costs of these projects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of May 7, 2024, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through May 7, 2024, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 12, 2024, which is the date the financial statements were issued.

3. MEMBERS' EQUITY

The ownership percentages of the members, as of May 7, 2024 (Inception Date), are as follows:

Member's Name	Ownership Percentage
Edward R. Pressman Film Corporation, Inc.	100%
Total	**100%**

4. DEBT

The company has no debt outstanding as of May 7, 2024.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 7, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

EXHIBIT B

Form of Security

PRESS4 LLC

REVENUE PARTICIPATION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "<u>ACT</u>") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Revenue Participation Agreement (this "<u>Agreement</u>") is made effective as of the date set forth on the Investor Signature Page hereto and is entered into by and among Press4 LLC, a Delaware limited liability company (the "<u>Company</u>"), and the undersigned party ("<u>Investor</u>" or "<u>Purchaser</u>").

The parties hereby agree as follows:

1. **<u>The Offering</u>.**

   1.1. The Company seeks to raise up to $5,000,000 by selling revenue participation interests related to the Productions (as defined below) (collectively, the "<u>Participation Interests</u>" or the "<u>Securities</u>") in a Regulation CF offering (the "<u>Offering</u>") for a purchase price of $1.00 per Participation Interest. The Offering is being conducted pursuant to Section 4(a)(6) of the Act and Regulation CF under the JOBS Act of 2012, subject to Company's Form C dated as of September 4, 2024, as amended from time to time (the "Form C"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Form C. The Investor understands that the Offering is being made without registration of the Securities under the Act.

   1.2. The Investor's "<u>Participation Percentage</u>" is equal to the Investor's Participation Purchase Price (as set forth in the Investor Signature Page) divided by the aggregate price of Participation Interests sold in this Offering, including any securities commission paid to the intermediary OpenDeal Portal LLC (the "<u>Intermediary</u>"), expressed as a percentage.

   1.3. The Offering is being undertaken in order to fund the development by the Company of feature-length motion picture(s) and/or episodic television series based on underlying intellectual property rights owned and/or controlled by Edward R. Pressman Film Corporation d/b/a/ Pressman Film (the "<u>Development Project(s)</u>").

   1.4. Upon the closing of the Offering, the Company shall allocate proceeds from the Offering for the development of a slate of Development Projects, the number, order and manner of which shall be determined solely by the Company. Once proceeds have been allocated to a Development Project, the Company will use commercially reasonable efforts to raise production financing to produce such Development Project and, further, distribute or otherwise exploit the Development Project (each Development Project which is produced known hereinafter as a "Production").

2. **Purchase and Sale of Securities; Closing.**

2.1. **Purchase and Sale**. The Company agrees to issue, sell and deliver to Investor, and Investor agrees to purchase from the Company, the number of Participation Interests set forth in the Investor Signature Page in exchange for the Participation Purchase Price.

2.2. **Acceptance of Investment Commitments**. Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment hereunder. Investment commitments will be deemed accepted only upon written confirmation by the Company. If the Company rejects all or a portion of any investment commitment hereunder, the applicable prospective Investor's funds will be returned without interest or deduction. The Closing (as defined below) shall occur in accordance with Section 2.3 below.

2.3. **Closing**.

2.3.1. The closing of the purchase and sale of the Securities shall take place on or around the Offering Deadline or at such earlier time as set by the Company under the Form C (the "Closing").

2.3.2. If the Company sets a Closing earlier than the Offering Deadline, Company shall send a notice five (5) days prior to the Closing to all investors who have committed to invest in the Offering, granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if Company will continue to accept commitments up to the Closing and Offering Deadline.

2.3.3. The Company may make intermediate closings prior to the Offering Deadline in accordance with the Form C.

2.3.4. Payment for the Securities shall be received by the escrow agent identified in the Form C (the "Escrow Agent") from Investor by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount of the Participation Purchase Price. Upon the Closing, the Escrow Agent shall release such funds to the Company. Investor shall receive notice and evidence of the entry of the number of Securities owned by Investor reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

3. **Investment Returns.**

3.1. For the avoidance of doubt, Investor shall be eligible to recoup its Participation Purchase Price and receive returns, on a pro rata and pari passu basis with each other investor in the Offering, from each Production, if any, as follows:

3.1.1.   Investor shall receive an amount equal to the Investor's Participation Percentage multiplied by the proceeds from the Offering used to actually finance the development of each Production (the "Development Financing"), within ninety (90) days following the first day of principal photography (as such term is customarily used in the entertainment industry) of the each such Production.

3.1.2.   Concurrently with payment of the sums set forth in Section 3.1.1 above, Investor shall receive a return of twenty percent (20%) on Investor's share of the Development Financing calculated by multiplying Investor's Participation Percentage by the Development Financing for each Production (Investor's Participation Purchase Price is deemed to be applied evenly over the total Development Financing);

3.1.3.   Collectively, the Investors shall receive an amount equal to fifteen percent (15%) of any and all producing fees, if any, actually received by the Company (or its parent, affiliates, subsidiaries, successors or assigns) from each Production (the "Investors' Producer Fee"). Each Investor shall be entitled to a share of the Investors' Producer Fee in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Producer Fee, payable to the Investor no later than ninety (90) days from the Company's receipt of its producing fees;

3.1.4.   Collectively, the Investors will receive an amount equal to fifteen percent (15%) of any and all fees, if any, actually received by the Company (or its parent, affiliates, subsidiaries, successors or assigns) for the rights to any Production (the "Investors' Rights Fee"). Each Investor will be entitled to a share of the Investors' Rights Fee in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Rights Fee, payable to the Investor within ninety (90) days following first day of principal photography of each such Production, if any; and

3.1.5.   Collectively, the Investors will receive an amount equal to one hundred percent (100%) of the Company's share of Net Profits (or its parent's, affiliates', subsidiaries', successors' or assigns' share), if any, from each Production (collectively, "**Investors' Net Profits**") until Investors have recouped 100% of their respective Participation Purchase Price together with an eight percent (8%) compounded annual interest on any unpaid balance of the Participation Purchase Price thereon (collectively, the "**Preferred Return**"). After the Preferred Return has been fully paid to the Investors, the Investors will be entitled to receive Investors' Net Profits in the amount of twenty-five percent (25%) of one hundred percent (100%) of the Company's share of Net Profits (or its parent's, affiliates', subsidiaries', successors' or assigns' share) in connection with the Productions, in perpetuity. Each Investor will be entitled to a share of the Investors' Net Profits in an amount equal to such Investor's Participation Percentage multiplied by the Investors' Net Profits. As used herein, "**Net Profits**" shall be defined, computed, accounted for and paid in accordance with the standard definition of the applicable financier/distributor of each Production applicable to the Company and on a most favored nations basis with the Company. In the event a Production is sold to a streaming network, Investors' Net Profits shall be the pro-rated equivalent share of Investor's Net profits as a proportion of the buyout proceeds paid to Company by such streaming network. The Company makes no representation that any Production will generate any, or any particular amount of, Net Profits

3.2. **Payments to Investor.**

3.2.1.   Any recoupments and returns to which Investors are entitled will be paid to Investors on a quarterly basis for the first three (3) years following the close of the Offering. The first quarterly payment will commence within ninety (90) days following the first day of principal photography on the first Development Project to go into Production. Subsequent payouts will continue during the three (3) year period on a quarterly basis provided that Company is in receipt of monies to which Investors are entitled. Thereafter payments (if any) will continue on an annual basis.

3.2.2.   In order to receive entitled payouts, the Investor must create and provide a Republic Wallet address that will be used to receive payments. The Investor recognizes that this mechanism is the sole and exclusive means to receive payment and that no payment can be distributed without the Investor's provision of a Republic Wallet address. Republic Wallet addresses can be created by following the relevant instructions on republic.com.

3.3. **Transferability**

3.3.1.   Security Instruction Tokens. Within one hundred and eighty (180) days of the Closing, the Investor may be able to receive one digital blockchain token (the "Security Instruction Token" or "SIT") for each Participation Interest to the Investor's unique wallet address on the applicable blockchain. These SITs, if issued, will be tools to transfer ownership of the Securities. The Issuer has the right, but not obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("Security Instruction Tokens" or "SITs") on a blockchain network, which may serve as an administrative arrangement to the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities on behalf of others. The SITs, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

3.3.2.   If the Investor transfer Securities to another person by way of SITs or otherwise, then that person ("New Holder") is deemed to be bound by the terms of this Agreement as an Investor for the period of time they hold such Securities, and the Investor irrevocably and unconditionally undertakes to ensure that each New Holder, prior to the transfer of Securities to them, expressly agrees to be bound by this Agreement as an Investor for the period of time they hold such Securities. By transferring any Securities, the Investor assign all your rights, title and interest under this Agreement to the recipient of those Securities or to the owner of the wallet to which you transfer any SITs.

3.3.3.   SIT Ownership Treatment. Neither the Company nor any other person will be liable for treating the owner of the wallet in which any SIT is held (except as otherwise required by law or as ordered by a court of competent jurisdiction) as the owner of the Security to which it is linked.

3.3.4.   Written Notice. The Company agrees that, if any rule of law (including any legislation, rule of common law, rule of equity or customary law) requires written notice to effect the transfer of any Securities, such notice is deemed given as an electronic record by inclusion of the relevant transaction on the Republic platform or via transfer of an SIT on a block on the blockchain in accordance with clause 3.3.2 above.

3.3.5. Voidability. Notwithstanding any other provision in this Section 3, the Company reserves the right to treat as void any transfer of Securities which the Company reasonably believes to be unlawful or fraudulent for any reason, including based on a transfer of SITs, which the Company reserves the right to reissue in such cases.

4. Custodian; Securities Entitlement

(a) The Company and Investor appoints and authorizes Brassica Trust Company LLC (collectively with its successors and assigns, the "Custodian") for the benefit of Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of Investor and Investor's permitted assigns. The Investor acknowledges and agrees that upon acceptance of this Agreement, the Issuer shall issue and deliver this Agreement to the Custodian, who shall solely hold the Securities being issued hereunder for the benefit of Investor and shall be a "protected purchaser" of the Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book-entry uncertificated form.

(b) The Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer the Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation or otherwise, in each case, without the consent of Investor or the Company. The Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

5. Representations, Warranties and Covenants.

5.1. By Company. As of the Closing, the Company hereby represents, warrants and covenants to Investor that:

5.1.1. Company is duly formed and validly existing under the laws of the state of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by Company of its business as it is currently being conducted.

5.1.2. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

5.1.3. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (c) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

5.1.4. Assuming the accuracy of Investor's representations and warranties set forth below, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (a) for such filings as may be required under Regulation CF promulgated under the Act, or under any applicable State Securities Laws, (b) for such other filings and approvals as have been made or obtained, or (c) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

5.1.5. The Company makes no representation, warranty, guarantee or assurance of any kind or nature whatsoever, express or implied, with regard to the Participation Interests or the Company's business (including any representation, warranty, guarantee or assurance of future earnings, likelihood of success or future prospects).

5.1.6. The Company hereby authorizes the Custodian to hold the Securities in registered form in its name or the name of its nominees for the benefit of Investor, which shall be in uncertificated form. The Issuer agrees that the Custodian is an intended third-party beneficiary to the representations made by Investor and the Company hereunder, including, without limitation, any representations, warranties, and covenants made by the Company and Investor.

5.2. **By Investor**. As a material inducement for the Company to enter into this Agreement, Investor hereby represents, warrants and covenants to the Company that:

5.2.1. Investor has the capacity to purchase the Securities, enter into this Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

5.2.2. Investor is a resident of the state set forth on the Investor Signature Page and is not acquiring the Participation Interests as a nominee or agent or otherwise for any other person.

5.2.3. Investor, if a natural person, is at least eighteen (18) years of age.

5.2.4. Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and Company shall have no responsibility therefor.

     5.2.5.   Including the amount set forth on the Investor Signature Page, in the past twelve (12) month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

     5.2.6.   Investor has received a copy of the Form C, has not been furnished any offering literature other than the Form C and has relied only on the information contained therein to make the decision to purchase the Securities.

     5.2.7.   Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. Investor represents that it is able to bear any and all loss associated with an investment in the Securities. Investor acknowledges that the price of the Securities was set by the Company arbitrarily and no warranties are made as to value.

     5.2.8.   Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, OpenDeal Portal LLC (the "Intermediary"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. Investor acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Investor's authority or suitability to invest in the Securities.

     5.2.9.   Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

     5.2.10. Investor understands that each of Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

     5.2.11. Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall cause the Escrow Agent to return the previously paid Participation Purchase Price, without interest thereon, to Investor.

     5.2.12. Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

5.2.13. Investor confirms that the Company has not (a) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (b) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for Investor.

5.2.14. Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities.

5.2.15. Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor further represents that it does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. Investor understands that the Securities have not been registered under the Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

5.2.16. Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the U.S. Securities and Exchange Commission provide in substance that Investor may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Investor understands that it must bear the economic risks of the investment in the Securities for an indefinite period of time.

5.2.17. Investor agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

5.2.18. Investor understands that the Investor has no right to withdraw or receive a refund of the Participation Purchase Price, in whole or in part. Investor further understands it is not a holder of any limited liability company membership interest in the Company, and is not otherwise entitled, as a holder of the Securities, to vote or receive distributions or be deemed the holder of any limited liability company membership interest for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of managers or upon any matter submitted to the members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise.

5.2.19. Investor is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Investor uses to receive and hold the SITs, including, without limitation, any requisite private key(s) or other credentials necessary to access the storage mechanism(s). If Investor's private key(s) or other access credentials are lost, Investor may lose access to the SITs.

5.2.20. Investor directs the Company to issue the Securities in the name of the Custodian, and Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of Investor, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between Investor and the Custodian, Custodian may take direction from the investor with the largest Participation Interest in this Offering (the "Lead"), who will act on behalf of the Investors, and the Company, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Lead shall act in accordance with the principals of good faith and fair dealing in the performance of their role as Lead. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by Investor and the Company hereunder, including, without limitation, any representations, warranties, and covenants made by the Company and the Investor.

5.2.21. Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this Agreement, the Custody Account Agreement shall be provided precedence.

5.2.22. Investor agrees any action contemplated by this instrument and requested by the Company must be completed by Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to Investor or the Custodian as Investor's agent.

5.2.23. Compliance with Securities, Commodities, & Other Laws. The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or any applicable state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and other applicable state securities laws which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Securities or SITs may be deemed "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities and corresponding SITs indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale, and exemptions from registration and qualification may not be available or may not permit the Purchaser to transfer all or any of the Securities in the amounts or at the times proposed by the Purchaser. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser is not registered with the U.S. Securities and Exchange Commission as a broker-dealer, alternative trading system or exchange, and is not a member of the U.S. Financial Industry Regulatory Authority ("FINRA") nor is required to be registered with the U.S. Securities and Exchange Commission or is subject to the rules of FINRA. The Purchaser has also been advised that this Agreement has not been approved for trading by the CFTC. The Purchaser represents that it is not purchasing this Agreement on the basis that it is a contract of sale of a commodity for future delivery (or option on such a contract), a swap or any other instrument subject to the CEA. The Purchaser further understands that neither the Company nor an Affiliate is licensed as a money transmitter ("MT") or a money services business ("MSB"). If the Company or an Affiliate was deemed to be an MT and/or MSB, it would be subject to significant additional regulation. This could lead to significant changes with respect to the Company, how the Securities are structured, how they are purchased and sold, and other issues, and would greatly increase the Company's costs in creating and facilitating transactions in the Securities. Any of these outcomes would negatively affect the value of the Securities.

6.   **General Provisions.**

6.1.   **Entire Agreement**. This Agreement, together with all other documents and instruments incorporated by reference, including, for the avoidance of doubt, the Form C, and all exhibits, schedules thereto, constitutes the only and entire agreement between the parties with respect to the subject matter hereof, and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, between the parties relating to the transactions contemplated by this Agreement or the subject matter herein. There are no promises, representations or other agreements or understandings between the parties with respect to the subject matter hereof other than those set forth herein. The obligations set forth in this Agreement are unconditional.

6.2.   **Voluntary**. Each party warrants, represents and agrees that, in executing this Agreement, such Party: (a) does so with knowledge of any and all rights that such party may have with respect to the provisions of this Agreement, (b) has carefully read and considered this Agreement and fully understands its contents and the significance of its contents, (c) is entering into this Agreement of such party's own informed and free will, based upon such party's own judgment and without any coercion or fear of retaliation, and (d) has obtained, or has had the opportunity to obtain, independent legal advice with respect to this Agreement.

6.3.   **Governing Law; Consent to Jurisdiction**. Delaware law, without regard to conflict or choice of law principles, shall govern the construction and interpretation of this Agreement. The parties agree that all actions or proceedings arising directly or indirectly from this Agreement shall be arbitrated or litigated before arbitrators or in courts having a situs within Los Angeles County, California, and hereby consent to the jurisdiction of any local, state or federal court in which such an action is commenced that is located in Los Angeles County and agree not to disturb such choice of forum.

6.4. **Mandatory Binding Arbitration**. Any claim, controversy or other dispute regarding this Agreement, including any breach or interpretation of this Agreement (each a "Dispute"), shall be settled and resolved by binding arbitration in Los Angeles County, California, before Judicial Arbitration and Mediation Services ("JAMS"). The arbitration shall be conducted in accordance with JAMS' Streamlined Rules and Procedures, except as expressly modified by this Section. In reaching a decision on any Dispute, the arbitrator shall be bound by the provisions of this Agreement and by Delaware law. The arbitrator's decision on the Dispute shall be a final and binding determination and shall be fully enforceable as an arbitration award in any court having jurisdiction and venue over the parties. Each party submits to the exclusive jurisdiction of the courts located in Los Angeles County, California, for purposes of compelling arbitration or giving legal confirmation of any arbitration award. Each party also agrees to accept service of process for all arbitration proceedings in accordance with JAMS' rules. Nothing in this Section shall prevent any party from (a) seeking and obtaining injunctive or other equitable relief through an action in court, (b) joining any party as a defendant in any action brought by or against a third party, (c) bringing an action in court to effect any attachment or garnishment, or (d) bringing an action in court to compel arbitration as required by this Section. Because each party is giving up the right to litigate any Dispute, each party herein further confirms that it has read and understands the provisions in this Section, and that it has further benefited from the advice of counsel. BY EXECUTING THIS AGREEMENT, INVESTOR IS VOLUNTARILY GIVING UP IMPORTANT CONSTITUTIONAL RIGHTS TO TRIAL BY JUDGE OR JURY, AS WELL AS RIGHTS TO APPEAL. INVESTOR UNDERSTANDS THAT IT HAS THE RIGHT TO HAVE AN INDEPENDENT ATTORNEY OF ITS CHOICE REVIEW THIS SUBSECTION, AS WELL AS THIS ENTIRE AGREEMENT PRIOR TO SIGNING THIS AGREEMENT.

6.5. **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic transmission during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on the signature page, or to such address, facsimile number or email address as subsequently modified by written notice given in accordance with this subsection.

6.6. **Binding Effect; Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. If Investor is a trust or entity, each representation, warranty, covenant, and/or agreement herein shall be binding upon the trustees, grantors/settlors, beneficiaries, officers, directors, shareholders, managers, members, and other authorized parties of Investor, as applicable. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.7. **Assignability**. This Agreement and the rights and obligations hereunder shall not be assigned or transferred by the Company, whether voluntarily, involuntarily, by operation of law, by a change in control, or any other means whatsoever without five (5) days written notice to the holders of Securities.

6.8. **Record Holder**. The Custodian through this Agreement and related Omnibus Nominee Agreement entered into between Investor and Custodian shall be considered legal record holder of the Securities.

6.9. **Construction**. Whenever used in this Agreement, the terms "including," "include," "includes" and the like are not intended as terms of limitation, and, hence, shall be deemed to be followed by "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the neuter gender shall include the masculine and feminine genders and vice versa.

6.10. **Counterparts**. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.11. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.12. **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.13. **Further Assurances**. The parties to this Agreement shall execute and deliver any further instruments or documents and perform any additional acts that are or may become necessary to effectuate and carry out the purchase of the Securities as contemplated by this Agreement.

6.14. **Amendments and Waivers**. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Investor.

6.15. **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non- defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.16. **Privacy Notice**. The Company collects nonpublic, personal data about each Investor from (a) information it receives this Agreements and other documents and instruments provided by such Investor to the Company, (b) information disclosed to the Company through conversations or correspondence by or with such Investor, and (c) any additional information the Company may request from such Investor. All information regarding the personal identity and other financial information of each Investor (such Investor's "personal information") will be kept strictly confidential. The Company maintains commercially reasonable physical, electronic and operational safeguards to protect this information. In the normal course of business, it is sometimes necessary for the Company to provide personal information about Investors to the Company, attorneys, accountants and auditors in furtherance of the Company's business, and entities that provide a service on behalf of the Company, such as banks or title companies. The Company will only disclose personal information to these third parties if those parties agree to protect the personal information and use the personal information only for the purposes of providing services to the Company. Other than for the purposes discussed above, the Company does not disclose any nonpublic, personal information of its Investors unless the Company is directed by Investor to provide it or the Company is legally required to provide it to a governmental agency.

(signature pages follow)

IN WITNESS WHEREOF, the parties have executed this Revenue Participation Agreement as of the date first written above.

COMPANY:

PRESS4 LLC

By: _____

Name: Sam Pressman

Its: Manager

Address:

Email:

[INVESTOR SIGNATURE PAGE FOLLOWS]

PRESS4 LLC

REVENUE PARTICIPATION AGREEMENT INVESTOR SIGNATURE PAGE

Individual Investor: **Entity Investor**:

Signature   Name of Entity

Print Name   Type of Entity and State of Formation

Signature of Authorized Representative

Print Name of Authorized Representative

Capacity of Authorized Representative

Informational Fields

Full Legal Name: _____

Full Legal Name of Spouse/Partner,
if subscribing as community property,
tenancy in common or joint tenancy: _____

ailing Address: _____

_____

Telephone Number: _____

Email Address: _____

For of Entity and State of Formation,   if
subscribing as an entity: _____

Participation Purchase Price: _____

Participation Interests to be Purchased: _____

EXHIBIT C

Custody Agreement

CUSTODY AGREEMENT
(v04302024)

YOU SHOULD READ THE TERMS AND CONDITIONS OF THIS AGREEMENT CAREFULLY AS IT AFFECTS YOUR RIGHTS AND REMEDIES AS A CLIENT WITH ASSETS WITH BRASSICA TRUST COMPANY LLC (THE "CUSTODIAN").

THE CUSTODIAN IS ACTING AS A CUSTODIAN FOR THE ASSETS OF CERTAIN INVESTORS. THE CUSTODIAN IS NOT A BANK OR OTHER STATE OR FEDERAL REGULATED FINANCIAL INSTITUTION IN THE BUSINESS OF ACCEPTING DEPOSITS.

EXCEPT TO THE EXTENT OTHERWISE NOTIFIED TO YOU BY THE CUSTODIAN, NO ASSETS CONVEYED TO THE CUSTODIAN WILL BE INSURED BY THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC).

THE CUSTODIAN HAS NO FIDUCIARY DUTY, RESPONSIBILITY, OR LIABILITY TO ANY PERSON THAT DEPOSITS ASSETS WITH IT.

THE CUSTODIAN MAY HOLD SECURITIES, DIGITAL ASSETS, AND U.S. DOLLARS.

HOLDING DIGITAL ASSETS CARRIES WITH IT UNIQUE RISKS, INCLUDING (BUT NOT LIMITED TO): (A) DIGITAL ASSETS MAY NOT BE REPLACED IF LOST OR STOLEN; (B) THE MARKET FOR DIGITAL ASSETS IS EXTREMELY VOLATILE AND YOUR DIGITAL ASSETS MAY LOSE VALUE OR YOU MAY NOT BE ABLE TO FIND A MARKET TO RESELL YOUR DIGITAL ASSETS; (C) THE REGULATORY REGIME FOR DIGITAL ASSETS IS VERY UNSETTLED AND CHANGES IN LAW MAY ADVERSELY AFFECT THE VALUE OF YOUR DIGITAL ASSETS OR YOUR RIGHTS AS AN OWNER OF DIGITAL ASSETS; AND (D) DIGITAL ASSETS CAN BE LOST OR STOLEN THROUGH FAILURE OF ELECTRONIC SYSTEMS AND THEFT THROUGH DIGITAL PIRACY.

FURTHER, CONTRIBUTING DIGITAL ASSETS TO THE CUSTODIAN INCLUDE THE FOLLOWING RISKS:

- WHILE DIGITAL ASSETS CAN BE INSURED, THE CUSTODIAN MAKES NO ASSURANCE THAT IT WILL ENSURE ANY DIGITAL ASSETS CUSTODIED WITH IT OR THAT SUCH INSURANCE WOULD BE SUFFICIENT TO COVER ANY LOSS SUFFERED BY IT.
- DIGITAL ASSETS CUSTODIED WITH THE CUSTODIAN WILL BE HELD IN CUSTODY IN FUNGIBLE BAILMENT UNDER THE LAWS OF THE STATE OF WYOMING. WHILE DIGITAL ASSETS WILL BE SEGREGATED FROM THE DIGITAL ASSETS OF THE CUSTODIAN, THEY WILL NOT BE SEGREGATED FROM THE FUNGIBLE DIGITAL ASSETS THE CUSTODIAN HOLDS FOR OTHER CUSTOMERS.
- YOU AND YOUR LEGAL COUNSEL SHOULD SATISFY YOURSELVES THAT YOU UNDERSTAND YOUR RIGHTS, AND THE LIMITATIONS TO IT, FOR HAVING DIGITAL ASSETS IN CUSTODY IN FUNGIBLE BAILMENT UNDER WYOMING LAW.

Client Full Legal Name:	

This Custody Agreement ("***Agreement***") contains the terms and conditions that govern the services provided by Brassica Trust Company LLC, a Wyoming limited liability company ("***Brassica***" or "***Custodian***") and is entered into by and between Brassica and Client named above and is effective as of the Client's date of signature below ("***Effective Date***"). Custodian and Client are sometimes referred to herein individually as a "***Party***" and together as the ("***Parties***"). The Parties agree as follows:

Section 1.   Definitions

For purposes of this Agreement and any exhibit or schedule hereto, the following terms will have the meanings ascribed to them below:

"***Account(s)***" means one or more custody accounts, controlled, and secured by the Custodian on behalf of the Client in accordance with this Agreement, to store certain Securities, Eligible Assets, and Cash.

"***Affiliated Agent***" means any affiliate of the Custodian.

"***Airdrop***" means a distribution of a new Digital Asset resulting from the ownership or control of a separate Digital Asset, smart contract, wallet addresses and/or Digital Assets. For the purposes of Section 8, an "***Applicable Airdrop***" is an Airdrop for which the distribution of new Digital Assets can be definitively calculated according to its distribution method, such as a pro-rata distribution based on the amount of the relevant Digital Assets held at a specified time; a "***Non-Applicable Airdrop***" is an Airdrop for which the distribution of new Digital Assets cannot be definitively calculated on the basis of identifiable Digital Assets, smart contract rights, wallet addresses, and/or Digital Assets ownership or control, such as a random distribution.

"***Assets***" means Securities, Eligible Assets, and Cash that have been delivered to the Custodian to be credited to one or more Accounts established and maintained by the Custodian on behalf of the Client, in each case until such Assets are withdrawn (or cease to be Eligible Assets, as applicable) pursuant to this Agreement.

"***Authenticated Instruction***" means an Instruction that has been confirmed as originating from an Authorized Person through a video conference call, an email, an online transaction, the use of a mobile phone application or hardware security module, the transfer of a SIT, or other method of authentication in accordance with procedures specified by the Custodian from time to time as required to be used in connection with the services hereunder.

"***Authorized Agent***" means any Person designated by the Client to act on behalf of the Client and identified on the Firm Authorized User Form(s).

"***Authorized Person***" means the Persons identified on the Firm Authorized User Form(s) completed by the Client or the Authorized Agent.

"***Blockchain Address***" means a public address on a blockchain in which a record of Eligible Assets can be held (including, without limitation, a bitcoin address for the asset commonly known as bitcoin).

"***Business Day***" means any day on which the Federal Reserve Bank of Kansas City is open for business.

"***Cash***" means U.S. dollars.

"***Credit Request(s)***" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to remove or receive certain Assets to its Account.

"***Cut-Off Time***" means a time specified by the Custodian from time to time on Business Days when the Custodian is open for business in the ordinary course.

"***Debit Request(s)***" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to add or receive certain Assets to its Account.

"***Delivery***" (or "***Deliver***" or "***Delivered***") means the transfer of Eligible Assets to one or more blockchain addresses controlled by the receiving party and provided by the receiving party to the sending party for such transfer. Eligible Assets will be considered Delivered to the Custodian after the prevailing number of network confirmations as required by the Custodian from time to time have occurred on the blockchain used for the transaction transferring the Eligible Assets.

"*Digital Asset*" means a digital asset (also called a "cryptocurrency," "virtual currency," "digital currency," or "digital commodity"), such as bitcoin, which is based on the cryptographic protocol of a computer network that may be (i) centralized or decentralized, (ii) closed or open-source, and (iii) used as a medium of exchange and/or store of value and includes a "digital asset" as defined in Wyo. Stat. § 34-29-101(a)(i).

"*Eligible Assets*" means Digital Assets that are supported by the Custodian in its sole discretion. Eligible Assets will also mean any Forked Digital Asset that the Custodian, in its sole discretion, chooses to support pursuant to Section 8.

"*Force Majeure Event*" means any event due directly or indirectly to any cause or condition beyond the reasonable control of the Custodian, such as, but not limited to: changes in the functioning or features of Eligible Assets or the software protocols that govern their operation; sabotage or fraudulent manipulation of the protocols or network that govern Eligible Assets; changes in applicable Law; cybersecurity attacks, hacks or other intrusions; a System Failure; suspension or disruption of trading markets; requisitions; involuntary transfers; failure of utility services; fire; flooding; adverse weather or events of nature; explosions; acts of God, pandemics, epidemics, civil commotion, strikes or industrial action of any kind; riots, insurrection, terrorist acts; war (whether declared or undeclared); or acts of government or government agencies (U.S. or foreign).

"*Fork*" means a change due to the actions of third parties to the source code of a Digital Asset to use block validation or consensus rules that differ from those defined in the source code version for the Digital Asset specified in Section 2.2.

"*Forked Digital Asset*" means the resulting branches of a Digital Asset that has undergone a Fork.

"*Governmental Authority*" means any governmental body at the supranational, national, state, county, province, city, municipal, local or any other level, any agency, authority, instrumentality, regulatory body, quasi-regulatory authority, administrative tribunal, central bank, public office, court, arbitration or mediation panel, or other entity or subdivision exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, securities exchange or self-regulatory organization, in each case in any jurisdiction.

"*Ineligibility Determination*" has the meaning set forth in Section 2.5.

"*Instructions*" mean communications, including entitlement orders, received by the Custodian through an on-line communication system, by e-mail, or other method or system, as specified by the Custodian from time to time as available for use in connection with the services hereunder.

"*Law*" means each of the following, including any updates thereto throughout the Term, to the extent applicable: any and all supranational, national, state, provincial or local laws, treaties, rules, regulations, regulatory guidance, directives, policies, orders or determinations of (or agreements with), and mandatory written direction from (or agreements with), any Governmental Authority or other regulatory authority, including export laws, sanctions regulations, and all federal and state statutes or regulations relating to banking, stored value, money transmission, unclaimed property, payment processing, telecommunications, unfair or deceptive trade practices or acts, anti-corruption, trade compliance, anti-money laundering, terrorist financing, "know your customer," securities, commodities, derivatives, other financial products or services, privacy or data security.

"*Person*" means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, proprietorship, governmental body or other entity, association, or organization of any nature. Any reference herein to any Person will be construed to include such Person's successors and assigns.

"*Platform Provider*" means the third-party hosted application that electronically refers the Client to the Custodian for access to the services hereunder.

"*Proper Instructions*" means: (a) With respect to Debit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) that is confirmed by an Authenticated Instruction from at least one additional Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (b) With respect to Credit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (c) With respect to sale or purchase orders of any Asset, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) through the user interface specified by the Custodian to submit sale or purchase orders for Assets; (d) With respect to requests not involving the transfer of any Assets, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); and (e) With respect to Securities Debit Requests, the transfer of a SIT as further defined and conditioned in the applicable sections of this Agreement.

"**Securities**" means, without limitation, common stock and other equity securities, bonds, debentures and other debt securities, notes mortgages or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

"**System Failure**" means a failure of any computer hardware or software used by the Custodian or a service provider to the Custodian, or any telecommunications lines or devices used by the Custodian or a service provider to the Custodian.

"**Taxes**" means all federal, state, local, foreign, and other taxes, government fees or the like, including, without limitation, income taxes, estimated taxes, alternative minimum taxes, franchise taxes, capital stock taxes, sales taxes, use taxes, ad valorem, or value-added taxes, employment and payroll-related taxes, withholding taxes, and transfer taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest thereon, and fines and penalties imposed in connection therewith.

"*Trade Order*" means a sale or purchase order in the form of Proper Instructions.

Section 2.   Appointment of Custodian and Accounts

2.1   Appointment of Custodian. Client hereby appoints Custodian to perform the services specified hereunder pursuant to the terms and conditions set out herein, and Custodian hereby accepts such appointment pursuant to the terms and conditions set out herein. The Custodian is a Wyoming-chartered public trust company and will be agent or principal with respect to any actions taken by the Custodian with respect to the purchase and sale services pursuant to Section 4 of this Agreement, subject to Section 12.4(g).

2.2   Establishment of Accounts. The Client authorizes, approves, and directs the Custodian to establish and maintain on its books, in the name of the Client, pursuant to the terms of this Agreement one or more Accounts. The establishment of the Accounts in the name of the Client will be subject to successful completion of the Custodian's screening procedures, as determined by the Custodian in its sole discretion.

2.3   Treatment of Assets

(a)   Cash held for the Client in Account(s) may be held by the Custodian in an omnibus, non-interest bearing cash account, along with the Cash of other customers of the Custodian. The Custodian may hold Cash in an Account subject to and in accordance with applicable local Law, rules, or practices. The Client hereby acknowledges and agrees that the Custodian will have no right, interest, or title to any Cash that the Client elects to store with the Custodian, and that any such Cash will not be an asset on the balance sheet of the Custodian. In addition, the Client hereby acknowledges and agrees that the Custodian may hold any Cash received by it from or on behalf of the Client in one or more omnibus bank accounts, at depository institutions or in money market accounts, in each case at the Custodian's sole discretion. Each omnibus account constitutes a banking relationship between the Custodian and a depository institution and does not constitute a custodial relationship between the Custodian and such depository institution and does not create or represent any relationship between the Client and any such depository institution. In addition, any money market account will be in the name of the Custodian and will be maintained separately and apart from the Custodian's business, operating, and reserve accounts. Any such money market account will constitute an investment account between the Custodian and the asset management firm of such money market account and will not create or represent any relationship between Client and any asset management firm.

(b)   The Parties agree that all Digital Assets credited to the Account(s) will be treated as being held in custody under a fungible bailment pursuant to Wyo. Stat. § 34-29-104(d)(i). Client will retain ownership and title in all Digital Assets put in custody with the Custodian.

(c)   The source code version for each Eligible Asset held in the Account(s) is available at https://www.brassicatrust.com/eligible-assets ("***Eligible Asset Page***").

(d)   The Parties acknowledge and agree that each Asset held in the Account(s) is treated as required under applicable Law. The Parties acknowledge and agree that all Assets held in custody by the Custodian, and all transactions related to the Assets, will be in the State of Wyoming.

2.4   Omnibus Wallet for Digital Assets

(a)   Client hereby elects, pursuant to Wyo. Stat. § 34-29-104(d)(i), the Custodian to hold Digital Assets in the held in the Account in custody in an omnibus wallet structure, in fungible bailment with the Digital Assets of other customers of the Custodian (an "***Omnibus Wallet***"). The Client agrees that the Eligible Assets that are transferred by the Client to the Custodian or acquired by the Client through Trade Orders (collectively, the "***Client Digital Assets***") will be held in fungible bailment with those Digital Assets of other clients of the Custodian that are based on the same cryptographic protocol or consensus rules of a computer network that are also held in the Omnibus Wallet by the Custodian on behalf of such other clients. The Client acknowledges that the redelivery rights of the Client in respect of the Client Digital Assets are not necessarily for the same Digital Assets as the Client Digital Assets (or addresses or accounts or unspent transaction outputs that are associated with the Client Digital Asset), but rather will be in respect of an equal quantity of Digital Assets that are based on the same cryptographic protocol or consensus rules of a computer network as the Client Digital Asset.

(b) The Custodian will manage private keys associated with Client Digital Assets on behalf of the Client, subject to the terms of this Agreement.

(c) A portion of the Digital Assets held for clients in the Omnibus Wallet may be held within an offline storage system used by the Custodian in connection with the storage or maintenance of the Digital Assets at the Custodian's discretion.

2.5 **Acceptance and Holding of Assets**

(a) The Custodian will determine in its sole discretion whether to accept Digital Assets of any kind for custody in the Account(s). Digital Assets that are accepted for custody in the Account(s) will be deemed Eligible Assets. If the Custodian determines in its sole discretion that, due to legal, regulatory, operational, security or reputational risk, a Client Digital Asset currently held in custody is no longer an Eligible Asset ("***Ineligibility Determination***"), the Custodian will (i) deliver the Client written notice of such Ineligibility Determination, (ii) provide no other services with respect to any such Client Digital Asset, except for Digital Asset Debit Requests and the services described in this Section 2, following such Ineligibility Determination, and (iii) within 60 Business Days, or if that is not commercially reasonable, as soon as practicable, of the delivery of the Ineligibility Determination, Deliver Digital Assets that are of the same type as the Client Digital Assets (as set forth in Section 2.4(a) in the amount of the Client Digital Assets subject to the Ineligibility Determination.

(b) All Assets held hereunder may be registered in the name of Custodian, any entity authorized to hold Assets pursuant to this Agreement or any nominee of the Custodian or any such authorized entity.

2.6 **Designation and Segregation of Assets**. The Custodian will segregate on its books and records all Client Digital Assets from the proprietary property of the Custodian; <u>provided</u> that the Custodian may maintain in the Omnibus Wallet an amount of proprietary Digital Assets that are used for operational or other purposes. The ownership and custody of all of the Client's Assets, including the Client Digital Assets, will be recorded in the Custodian's books and records as required under applicable Law.

2.7 **Classification of the Digital Assets in any Account**. Any and all Digital Assets in the Account(s) will be treated as "financial assets" under Wyo. Stat. § 34.1-8-102, Uniform Commercial Code, (***UCC Article 8***). The Custodian is a "securities intermediary" as used in UCC Article 8 with respect to Digital Assets, and the Account relating thereto is a "securities account" as used in UCC Article 8. As stated in UCC Article 8, "the characterization of a person, business, or transaction for purposes of this [UCC Article 8] does not determine the characterization of the person, business, or transaction for purposes of any other law, regulation, or rule," and does not define the status of the Custodian, nor any account, service, and/or Digital Asset under any legal framework, including the United States Commodity Exchange Act, and any federal, state, or foreign securities law or regulation. The status of an Account pursuant to UCC Article 8 permits certain rights, control, and the perfection of securities interested in such Account and the Digital Assets relating to and held in the Account.

2.8 **Nature Account(s) holding Digital Assets**. The Client agrees that (a) each Account holding Digital Assets is a special account over which the Custodian has a bailment, and (b) any Digital Asset deposited by the Client with the Custodian will be done so for the purpose of creating a bailment in such special account.

Section 3. **Transfers of Assets**

3.1 **Transfers of Digital Assets**

(a) **Digital Asset Credits**. Subject to the terms of this Agreement, the Client may transfer Eligible Assets from itself, an external provider or other third parties to the Account(s). In advance of any such transfer, the Client will send the Custodian a Digital Asset Credit Request. The Custodian is not obligated to credit any Digital Assets to the Account before the Custodian actually receives such Digital Assets by final settlement.

(i) Upon receiving a Digital Asset Credit Request and verifying that such Digital Assets constitute Eligible Assets, and that such request complies with Section 5.2, the Custodian will generate and deliver to the Client a recipient address and complete any Delivery to the Account within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after receipt of the Client's Digital Assets at the recipient address specified by the Custodian to the Client (or at an address previously specified by the Custodian to the Client and not subsequently identified to the Client as invalid), subject to successful completion of the Custodian's screening procedures. The Custodian will monitor associated nodes, as determined to be necessary by the Custodian in its sole discretion, for incoming transactions. The Custodian will advise the Client of Eligible Assets availability after Eligible Assets have been Delivered to the Account.

(b) **Digital Asset Debits**. Subject to the terms of this Agreement, the Client may Deliver Eligible Assets from the Account by sending the Custodian a Digital Asset Debit Request.

    (i) Upon receiving the Digital Asset Debit Request and verifying that such request complies with Section 5.B, the Custodian will initiate the transfer and broadcast the Digital Asset Debit Requests to the blockchain supporting the relevant Eligible Asset within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after the Custodian receives such Digital Asset Debit Request, subject to successful completion of the Custodian's screening procedures. The Custodian reserves the right to take additional time beyond the period set forth on the Eligible Asset Page if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with the Custodian's documented protocols, which may change from time to time at the sole discretion of the Custodian.

    (ii) Within two Business Days of receiving a Digital Asset Debit Request, the Custodian will provide the Client with a confirmation of a pending debit transaction within two Business Days of receiving the Digital Asset Debit Request.

    (ii) If the Custodian receives a Digital Asset Debit Request that would result in the transfer of Eligible Assets from the Account exceeding the credit to the Account for that Eligible Asset, the Custodian may, in its sole and absolute discretion, reject such Instructions.

(c) **Risk in Relation to Eligible Asset Transactions**. The Client will bear the sole risk and expense associated with transferring or in respect of Eligible Assets (except to the extent otherwise specifically provided in this Agreement), including with respect to Custodian's delays or inability to achieve final settlement as required by this Agreement. The Client acknowledges and agrees that certain blockchain protocol requirements applicable to the Delivery of a Digital Asset, and Digital Assets generally, that may cause the transfer not be deemed settled and completed until such time as: (a) the applicable transaction data has been recorded in an initial block and a certain number of subsequent blocks have been added to the applicable blockchain such that each block added after that initial block results in one confirmation, (b) the applicable transaction has met a different confirmation protocol method requirements applicable to a specific Digital Asset or Digital Asset network; and/or (c) as agreed to by the Parties and confirmed in writing, the transaction has met a different confirmation or protocol requirement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Delivery of a Digital Asset will only be deemed settled and completed if the relevant transaction(s), including all required confirmation(s), is included in the current longest chain, or current valid chain, of the applicable blockchain.

3.2 Transfers of Cash

(a) **Cash Credits**. Subject to the terms of this Agreement, the Client may transfer Cash into the Client's Account from a third-party bank account or a third party by sending the Custodian a Cash Credit Request.

    (i) Upon receiving the Cash Credit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer to the Account within two Business Days after receipt of the Cash Credit Request. If a Cash Credit Request is received after the Cut-off-Time, such transfer will be completed within two Business Days of the following Business Day.

    (ii) The Custodian will not accept, for the benefit of Client, Cash credits from third parties. Cash credits will only be accepted from banks that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the related Account. This prohibition may be modified by mutual written agreement of Client and the Custodian in order to accommodate Client's receipt of Cash credits from its subscribers and may be subject to additional terms, conditions, and fees.

(b) **Cash Debits**. Subject to the terms of this Agreement, the Client may transfer Cash from the Account to an account at a third-party bank established and maintained in the name of the Client or in the name of a third party by sending the Custodian a Cash Debit Request.

    (i) Upon receiving the Cash Debit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer from the Account within two Business Days after receipt of the Cash Debit Request. If a Cash Debit Request is received after the Cut-off Time, such transfer will be completed within two Business Days of the following Business Day.

    (ii) Such transfer may only be effected via wire transfer or ACH.

    (iii) Cash debits are only permitted to bank accounts that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the recipient's account.

3.3 Transfers of Securities

(a) **Securities Credits**. Subject to the terms of this Agreement, the Client may transfer Securities from itself, an external provider, or other third parties to the Account. Prior to any such transfer, the Client will send the Custodian a Securities Credit Request. The

Custodian is not obligated to credit any securities to the Account before the Custodian actually receives such Securities by final settlement.

(i)   Upon receiving a Securities Credit Request and verifying the transferred securities and that such request complies with Section 5.2, the Custodian will provide the Client with settlement instructions, including specific account details and delivery instructions. The Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

(ii)   The Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b)   **Securities Debits**. Subject to the terms of this Agreement, the Client may initiate the transfer of Securities from the Account by sending the Custodian a Securities Debit Request.

(i)   Upon receiving the Securities Debit Request and verifying the request complies with Section 5, the Custodian will provide the Client with settlement instructions for the requested transfer. The Client will follow the provided instructions to initiate the transfer from the Account.

(ii)   The Custodian will provide the Client with a confirmation of the pending debit transaction.

(iii)   If a Securities Debit Request would result in the transfer of Securities exceeding the available balance in the Account, the Custodian may reject such instructions at its sole discretion.

(iv)   If the Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("*Security Instruction Token(s)*" or "*SIT(s)*"), and the Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, the Client acknowledges and agrees that the Custodian will recognize such transfer as a Proper Instruction by the Client to the Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

(c)   **Risk in Relation to Securities Transactions**. The Client will bear the sole risk and expense associated with the transfer of Securities, including any delays or inability to achieve final settlement as required by this Agreement. The Custodian will follow established industry practices and relevant regulations to facilitate the timely settlement of securities transactions. However, the Custodian will not be liable for any delays or failures in settlement arising from circumstances beyond its reasonable control or that are attributable to the actions or omissions of third parties involved in the settlement process. The Client acknowledges that the settlement of Securities may involve intermediary entities, such as clearinghouses, depositories, or transfer agents, and that the Custodian's role is limited to the custody and transfer of the Securities as instructed by the Client.

3.4   Request for Additional Information. The Client will promptly provide to the Custodian any additional information requested regarding the source or ownership of the Assets subject to a Credit Request or the recipient of Assets subject to a Debit Request.

3.5   Transfer Fees. Transfers of Assets to and from any and all Accounts are subject to the fees in the Fee Schedule.

3.6   Transaction Limits. The Custodian may, for risk management or other reasons, impose limits on the number or size, or both, of transactions processed for the Client under this Section 3.

Section 4.   Purchase and Sale of Assets

4.1   Role of Custodian. The Custodian may purchase any Eligible Assets from the Client or sell any such Eligible Assets to the Client upon receipt of a Trade Order.

4.2   At the Direction of the Client. At the direction of the Client, the Custodian may: (a) exchange Securities for other Securities and/or Cash or Eligible Assets in connection with any conversion privilege, reorganization, redemption in bind, consolidation, tender offer or exchange offer, or any exercise or subscription, purchase or other similar rights represented by Securities, Cash and/or Eligible Assets; and/or (b) exercise voting or similar rights attributable to Securities, Cash and/or Digital Assets in the Accounts.

4.3   Execution and Order Fulfillment. The Custodian may execute and fulfill the Client's Trade Orders. The Custodian's execution and settlement of Trade Orders is subject to available liquidity and market conditions generally. The Custodian reserves the right to cancel or reject any Trade Order, in whole or in part, for any reason.

4.4 **Settlement Services**. The Custodian may offer settlement services (the "***Settlement Services***") that facilitate the settlement of transactions of Digital Assets, Securities, or Cash between Client and Client's trade counterparty that also has an Account with Custodian (a "***Settlement Partner***"). Client acknowledges that the Settlement Service, if offered, is an application programming interface (***API***) product complemented by a web user interface (***UI***). If offered, Client may utilize the Settlement Services by way of a number of options, including settlement of one-sided requests with counterparty affirmation; one-sided requests with instant settlement; and two-sided requests with reconciliation. The Client understands that the Digital Assets available for use within the Settlement Services may not include all of Client's Digital Assets under custody. Settlement transactions are subject to all applicable Laws and the rules and regulations of all federal, state and self-regulatory agencies.

Section 5. **Instructions**

5.1 **Authorized Persons and Authorized Agents**. Subject to approval by the Custodian, an Authorized Person is authorized to act on behalf of the Client in the performance of those acts or duties specified for each such person from time to time in the Firm Authorized User Form(s). The Client, or Authorized Agent acting on behalf of the Client, may, from time to time, add to or remove names from the list of Authorized Persons maintained by the Custodian, or change the authorizations granted to any Authorized Person, by delivery of a new or revised Firm Authorized User Form to the Custodian. If at any time there are no Authorized Persons designated by the Client or the Authorized Agent, the president/chief executive officer and chief financial officer of the Client will be deemed Authorized Persons hereunder.

5.2 **Custodian Reliance on Instructions**. The Custodian may act upon and rely upon any Proper Instruction received from, or believed in good faith by the Custodian to be received from, an Authorized Person, that have been validated in accordance with procedures the Custodian may put in place from time to time, unless or until the Custodian has (a) received written notice of any change thereto from the Client and (b) had a reasonable time to note and implement such change.

5.2 **Validation of Instructions**. Validation procedures used by the Custodian are designed only to verify the source of the Instruction and not to detect errors in the content of that Instruction or to prevent duplicate Instructions.

5.3 **Rejection of Instruction**. The Custodian may reject or decide, in its sole and absolute discretion, not to act on any Instruction to transfer Assets (a) based on the Custodian's applicable policies and procedures, including the results of the Custodian's transaction monitoring and screening procedures, (b) where it reasonably doubts such Instruction's contents, authorization, origination or compliance with the Custodian's policies and procedures, (c) where it reasonably believes that acting on the Instruction could: (i) require it to register or qualify as a regulated entity, (ii) violate or facilitate the violation of any Law, or (iii) subject the Custodian to any financial or other liability, and, in each case, the Custodian covenants to promptly notify the Client of its decision in such instance if permitted to do so by Law, or (iv) in order to give effect to transaction limits imposed in accordance with Section 3.6. In the event the Custodian will receive conflicting Instructions from the Client or any Authorized Person, the Custodian will be entitled, at its option, to refrain from taking action until such conflicting Instructions are reconciled to its reasonable satisfaction.

5.4 **Platform Provider Instructions**. Unless otherwise directed by the Client, the Client expressly acknowledges and agrees that the Platform Provider may act as an Authorized Agent to act on behalf of the Client even if not expressly listed on the Firm Authorized User Form(s). Any Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider shall be deemed as Proper Instructions. If the Client restricts the Platform Provider's authority to act as an Authorized Agent, certain functions performed on behalf of the Client by the Platform Provider will be limited.

5.5 **Responsibility for and Limitations on Instructions**.

(a) The Client is responsible for any Instructions given to the Custodian or on which the Custodian is entitled to rely hereunder, whether or not properly authorized by the Client. The Custodian will have no duty or responsibility to inquire into, make recommendations, or determine the suitability of any Instructions or transactions affecting the Account(s).

(b) The Client agrees that the Custodian will have no obligation to act in accordance with purported Instructions to the extent that they conflict with applicable Law.

(c) The Custodian will not be liable for any loss resulting from a delay while it obtains clarification of any Instructions.

(d) The Client agrees that the Custodian is not responsible for any errors made by or on behalf of the Client, any errors resulting, directly or indirectly, from fraud or the duplication of any Instruction by or on behalf of the Client, or any losses resulting from the malfunctioning of any devices used by the Client or loss or compromise of credentials used by the Client to deliver Instructions.

5.6 **Acknowledgment of Risk**. The Client expressly acknowledges and agrees that the use of electronic communication systems to convey Instructions does not eliminate the risk of error and fraudulent activities or security and privacy issues.

5.7 **English**. Instructions are to be given in the English language only.

5.8   Cut-Off Times. The Custodian may act on Instructions only within Cut-Off Times.

Section 6.   Performance by the Custodian

6.1   Custodial Duties Requiring Instructions. The Custodian will carry out any of the following actions only upon receipt of specific Proper Instructions, delivered in accordance with Section 5, authorizing and requesting same:

(a)   Receive or deliver any Assets, except as otherwise specifically provided for in this Agreement; and

(b)   Carry out any action affecting Assets or the Account(s), other than those specified in Section 6.2 below; provided, however, that each instance will be subject to the prior approval and agreement of the Custodian; provided further, that all Instructions regarding Forked Digital Assets or Airdrops are subject to Section 8 of this Agreement.

6.2   Non-Discretionary Custodial Duties. Absent a contrary Proper Instruction, the Custodian will be permitted, and is hereby authorized and directed by Client to, and may authorize subcustodians or depositories to, carry out any of the following actions without any further Proper Instructions or approval by or on behalf of Client:

(a)   In the Client's name or on its behalf, sign any affidavits, certificates of ownership and other certificates and documents relating to Assets which may be required (i) to obtain any Assets, or (ii) by any tax or regulatory authority having jurisdiction over the Assets or the Account(s);

(b)   Notify the Client of notices, circulars, reports and announcements that require discretionary action, in each case, which the Custodian has received in the course of acting in the capacity of custodian of any Assets held on the Client's behalf; and

(c)   Attend to all non-discretionary matters in connection with anything provided in this Section 6.2 or any Instruction.

6.3   Use of Third Parties. The Custodian may perform any of its duties or obligations under this Agreement through depositories, subcustodians, subcontractors, or agents (including its affiliates), whenever and on such terms and conditions as it deems necessary or advisable to perform such duties or obligations or liabilities. The Custodian will act in good faith and use reasonable care in the selection and continued appointment of unaffiliated depositories, subcustodians, subcontractors, or agents.

6.4   Reporting. The Custodian will provide to Client quarterly account statements identifying the Assets in the Account(s) on a quarterly basis and setting forth all transactions in the Account(s) during such quarter. Upon written request from the Authorized Agent, the Custodian will also provide copies of quarterly account statements to the Authorized Agent.

6.5   Independent Verification. If the Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, as amended, the Custodian will, upon written request, provide the Client with authorized independent public accountant confirmation of or access to information sufficient to confirm that (i) the Client's Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) the Client's Assets are held either in a separate account under the Client's name or in accounts under the Client's name as agent or trustee for the Client's clients.

6.6   Security. The Custodian may take such steps that it determines, in its sole discretion, may be necessary or advisable to inspect and protect the security of the Assets, the Accounts, and the Omnibus Wallet or to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet, including cancelling, interrupting, terminating or suspending any or all of the Custodian's services and operations hereunder and the Client's access to the Custodian's services and operations, to any Assets or to the Accounts. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet.

7.   Taxation

7.1   Client's Tax Obligations. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Accounts, and transactions, and the Client will timely pay all such Taxes and will file all returns, reports, and disclosures required by applicable Law.

7.2   Tax Information. Upon execution of this Agreement, as well as upon request of the Custodian, the Client will promptly provide the Custodian with all forms, certifications, documentation, representations and warranties and any other information as the Custodian may request ("***Account Tax Documentation***"), including a duly completed and executed W-9 or W-8 (both available at www.irs.gov), as applicable, as to the Client's and/or the Client's underlying beneficial owners' tax status and/or residence. The Client warrants that, when given, such Account Tax Documentation is true, complete, and correct. If any such Account Tax Documentation becomes inaccurate, incorrect, or obsolete, the Client will notify the Custodian immediately and promptly provide updated Account Tax Documentation. The Client understands that the Custodian may disclose any information with respect to Client Assets, Accounts and transactions required or requested by any applicable taxing authority or other governmental entity.

7.3   Payments; Indemnity. Custodian is authorized to deduct and/or withhold Taxes, including Taxes arising as a result of the Client's failure to provide Account Tax Documentation pursuant to Section 7.2 above, from Client's Assets, Accounts, or other property of the Client and remit such amounts to the relevant taxing authority. If any Taxes become payable with respect to any prior payment made to the Client by the Custodian, the Custodian may withhold any cash or other property of the Client held or received with respect to Client's Assets, Accounts, or other property in satisfaction of such prior Taxes. The Client will remain liable for any Tax deficiency. If Taxes are required to be deducted or withheld from any payments made by the Client to Custodian, the Client will pay such additional amounts as are necessary so that Custodian receives a net amount equal to the amount Custodian would have received absent such withholding or deduction. Without limiting Section 14 hereof, the Client will indemnify and hold the Custodian harmless from and against any and all liabilities, penalties, interest or additions to tax with respect to, or resulting from, any delay in, or failure by, the Custodian to pay, withhold or report any Taxes imposed on Client's Assets, Accounts, cash or other property.

8.   Digital Asset Forks and Airdrops

8.1   Acknowledgment of Forks. Client acknowledges that the underlying software protocols governing the Client Digital Assets may be subject to sudden Forks, and that such Forks may have a material effect on the value, function, character, or name of the Client Digital Assets held in the Client's Account.

8.2   Responsibilities as to Forks and Airdrops. The Custodian is not responsible for supporting any Fork or Airdrop. The Custodian is not liable for any loss in value of the Client Digital Assets held by the Custodian on the Client's behalf as a result of any Fork or otherwise. It is the responsibility of the Client to make itself aware of anticipated or upcoming block validation, consensus or operating rules for, or operational or systemic changes in, a Client Digital Asset, and the Client must carefully consider publicly available information as well as information provided by the Custodian, if any, in determining whether to continue to use an account with the Custodian in connection with a Forked Digital Asset. Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from a Fork or Custodian's determination to support or not support any Forked Digital Asset. The Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from an Airdrop or Custodian's determination to support or not support any Digital Assets resulting from an Applicable Airdrop or Non-Applicable Airdrop.

8.3   Rights of Custodian in Event of Fork or Airdrop.

(a)   Suspension of Services. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice, to temporarily suspend its services under Sections 2, 3, and 4 of this Agreement.

(b)   Support of Airdrops or Forked Digital Assets. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice to Client, to determine not to support any particular Forked Digital Asset or Digital Asset resulting from an Airdrop.

8.4   Notification. The Custodian and the Client will have the following notice requirements pertaining to Forked Digital Assets in the following circumstances:

(a)   If the Custodian chooses not to continue to support the original source code version specified in Section 2.3, the Custodian chooses to implement a corresponding Forked Digital Asset instead, and the original source code version specified in Section 2.3 continues to exist, then the Custodian will notify the Client within five Business Days and upon receipt of such notice, Client is deemed to consent to the new source code version unless the Client objects within five Business Days.

(b)   If the Custodian chooses to support both the original source code version specified in Section 2.3 and a corresponding Forked Digital Asset, then the Custodian will make reasonable efforts to notify the Client within five Business Days. If the original source code version specified in Section 2.3 ceases to exist or, in the sole judgment of the Custodian, is no longer reasonably expected to continue to exist, then the Custodian will make reasonable efforts to notify the Client within five Business Days.

(c)   The Custodian may meet the notice requirements of this Section 8.4 by providing notice on the Custodian's website and media regularly used by the Custodian.

Section 9.   Value and Supply of Digital Assets; Issuance

9.1   Value Fluctuation. The Client acknowledges and agrees that the value of Digital Assets and any unsupported Forked Digital Asset can fluctuate substantially, which may result in a significant or total loss of the value of the Digital Assets held by Custodian on the Client's behalf or any unsupported Forked Digital Asset. The Client acknowledges and agrees that Custodian will not be liable for any loss in value of any Digital Assets or unsupported Forked Digital Asset at any time.

9.2   Supply of Digital Assets. The supply of Digital Assets available to Custodian to provide to the Client through trade orders and the ability of Custodian to deliver Digital Assets depends on third party providers that are outside of Custodian's control. The Custodian does not own or control any of the protocols that are used in connection with Digital Assets and their related networks, including those resulting from a Fork. Accordingly, Custodian disclaims all liability relating to such protocols and any change in the value of any Digital Assets (whether Forked Digital Assets or not) and makes no guarantees regarding the security, functionality, or availability of such protocols or networks. The Client accepts all risks associated with the use of the services to conduct transactions, including, but not limited to, risks in connection with the failure of hardware, software and internet connections.

9.3   Insurance. The Client accepts that Digital Assets, Securities, and other non-Cash Assets are not subject to the protections or insurance provided by the Federal Deposit Insurance Corporation (FDIC) or any federal or state regulatory agency. The Client acknowledges that the Custodian is not an insured depository institution and that all banking services are provided by the Custodian's banking partners, including State Bank, Member FDIC. The Cash in the account at State Bank is insured by the FDIC, which insures the Client's contributions to its Accounts up to $250,000, based upon current deposit insurance rules. In addition, although Custodian may maintain insurance for its own benefit in connection with its business, this insurance, if maintained, is solely for the benefit of the Custodian and does not guarantee or insure the Client in any way.

Section 10.   Acknowledgment of Digital Asset Risks

10.1   General Risks. Client understands and acknowledges that investing in, buying, selling, and holding Digital Assets presents a variety of risks that are not presented by investing in, buying, selling, and holding products in other, more traditional asset classes. These risks include, but are not limited to, the following:

(a)   Digital Assets are not legal tender, operate without central authority or banks, and are not backed by any government.

(b)   Digital Assets are a new technological innovation with a limited history and are a highly speculative asset class, and as such, have in the past experienced, and are likely in the future to continue to experience, high volatility, including periods of extreme volatility.

(c)   Digital Assets could become subject to Forks and various types of cyberattacks.

(d)   Trading platforms on which Digital Assets are traded, including exchanges and liquidity providers that may be used by the Custodian to fill Trade Orders, may stop operating or shut down due to bankruptcy, fraud, technical problems, hackers or malware, and these trading platforms may be more susceptible to bankruptcy, fraud and security breaches than established, regulated exchanges for other products.

(e)   The decentralized, open-source protocol of the peer-to-peer computer network supporting a Digital Asset could be affected by internet disruptions, fraud or cybersecurity attacks, and such network may not be adequately maintained and protected by its participants.

(f)   Regulatory actions or policies may limit the ability to exchange a Digital Asset or utilize it for payments, and federal, state or foreign governments may restrict the use and exchange of Digital Assets.

(g)   It may be or in the future become illegal to acquire, own, sell, or use a Digital Asset in one or more countries, and the regulation of Digital Assets within and outside of the United States is still developing.

(h)   A Digital Asset could decline in popularity, acceptance, or use, thereby impairing its price and liquidity.

(i)   The Custodian offers custody for Digital Assets in fungible bailment in an Omnibus Wallet maintained by the Custodian. Therefore, the Custodian will segregate the Digital Assets of its clients from the Digital Assets of the Custodian but will not segregate the Digital Assets of its clients when those Digital Assets are fungible with each other. In the event of loss, all the owners of Digital Assets which are fungible with each other will bear any loss on a pro rata basis.

10.2   Acknowledgement. The risks described in this Section 10 are just some of the risks presented by investing in, buying and selling Digital Assets, and the Client acknowledges and agrees that the Client is solely responsible for understanding and accepting the risks involved in investing in, buying, and selling Digital Assets, acknowledges that, subject to the other provisions of this Agreement, the Custodian has no control or influence over such risks, and acknowledges that the Custodian will not be liable for any loss in value of Digital Assets that occurs in connection, directly or indirectly, with these risks.

Section 11. Representations and Warranties

11.1 Mutual Representations and Warranties. Each Party hereto represents and warrants to the other Party, as of the date this Agreement, that:

(a) If Client is an entity, it is duly organized and in good standing in its jurisdiction of formation;

(b) It has the requisite power and authority to execute this Agreement and to perform its obligations hereunder;

(c) It has taken all necessary action to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(d) This Agreement, when executed and delivered, will be its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws;

(e) Any consent, authorization or Instruction required in connection with its execution and performance of this Agreement has been provided by any relevant third party;

(f) Any act reasonably required by any relevant governmental or other authority to be done in connection with its execution and performance of this Agreement has been or will be done (and will be renewed if necessary); and

(g) Neither the execution nor performance of this Agreement by such Party will materially breach any applicable Law, contract or other requirement to which such Party is bound.

11.2 Client Representations and Warranties. In addition to the general representations set forth in Section 11.1 hereof, the Client also represents, warrants and covenants to the Custodian that:

(a) Its primary address (or principal place of business if Client is an entity) as provided to the Custodian is true, and it will notify the Custodian before changing its address or principal place of business to another jurisdiction;

(b) It has the requisite power and authority to deposit the Assets in the Account(s);

(c) Any factual information heretofore or contemporaneously furnished by or on behalf of the Client in writing to the Custodian for purposes of or in connection with the services contemplated by this Agreement is true and accurate in all material respects on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information not misleading in any material respect at such time; _provided_ that, with respect to forecasts or projections, the Client represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time;

(d) There is no claim pending, or to the Client's knowledge, threatened, and no encumbrance or other lien, in each case, that may adversely affect any delivery of Assets made in accordance with this Agreement;

(e) It has not relied on any oral or written representation or warranty made by the Custodian or any other person on the Custodian's behalf, other than those explicitly set forth in Section 11.1 thereof;

(f) It owns the Assets in the Account(s) free and clear of all liens, claims, security interests and encumbrances (except those granted herein) and it has all rights, title and interest in and to the Assets in the Account(s) as necessary for the Custodian to perform its obligations under this Agreement;

(g) It acknowledges that Digital Assets are new forms of assets, that the law regarding their ownership, custody and transfer is developing and uncertain, and that custody of such assets poses certain risks that are not present in the case of more traditional asset classes, including the risks of fraud and theft; and it understands that it will bear such risks and the potential loss or diminution in value of Digital Assets due to (i) changes or developments in the Law or conditions under existing Law in which its rights in and to such Digital Assets are not adequately protected, (ii) changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks, (iii) an Ineligibility Determination, or (iv) fraud and theft;

(h) It is not, and no transferor or transferee of Assets pursuant to any Credit Request or Debit Request is: (i) the target of any economic, financial or trade sanctions or embargoes, export controls or other restrictive measures imposed by the United States of America (including those administered by the United States Department of the Treasury's Office of Foreign Assets Control), the European Union, any member state of the European Union, the United Kingdom or the United Nations (the "***Sanctions***"), or (ii) located, organized or resident in a country or territory with which dealings are broadly restricted or prohibited by any Sanctions (any such country, territory, entity or individual described in this clause (h), a "***Sanctioned Party***");

(i) The Client does not know or have any reason to suspect that (i) any part of the Assets are or will be derived from, held for the benefit of, or related in any way to transactions with or on behalf of, any Sanctioned Party, and (ii) any Sanctioned Party has or will have any legal or beneficial interest in the Client or any of the Assets;

(j) The Client does not know or have any reason to suspect that (i) any part of the Assets was derived from unlawful activities, or (ii) any part of the Assets or proceeds of the Assets will be used to finance any unlawful activities;

(k) If the Client is a non-U.S. banking institution (a "***Non-U.S. Bank***") or is holding its security entitlement to the Assets credited to the Account(s) directly or indirectly on behalf of or for the benefit of a Non-U.S. Bank, such Non-U.S. Bank (i) maintains a place of business at a fixed address, other than solely a post office box or an electronic address, in a country where the Non-U.S. Bank is authorized to conduct banking activities; (ii) at such location, employs one or more individuals on a full-time basis; (iii) maintains operating records related to its banking activities; (iv) is subject to inspection by the banking authority that licensed the Non-U.S. Bank; and (v) does not provide banking services to any other Non-U.S. Bank that does not have a physical presence in any country and that is not a registered affiliate of such Non-U.S. Bank;

(l) If the Client is an entity holding its security entitlement to the Assets credited to the Account(s) on behalf of third parties, (i) the Client is in compliance in all material respects with Sanctions and, as applicable to the Client, the U.S. Bank Secrecy Act, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, the Anti-Money Laundering Act of 2020, as amended, or any similar U.S. federal, state or foreign law or regulation, (ii) the Client has anti-money laundering policies and procedures in place reasonably designed to verify the identity of its customers and investors and their sources of funds, and (iii) the Client has established the identities of and conducted thorough due diligence with respect to all of its customers or investors who beneficially own or will beneficially own, directly or indirectly, any of the Assets;

(m) It acknowledges that the Custodian may, with or without prior notice to the Client, "freeze: the Client's Accounts, or any other Assets of the Client in the Custodian's possession or control, including, but not limited to, prohibiting transfers, declining any Credit Request or Debit Request and/or segregating Assets or property, if the Custodian determines, suspects, or is advised that such actions are necessary or advisable to comply with any applicable anti-money laundering, OFAC or other laws or regulations in any relevant jurisdiction. The Client acknowledges that the Custodian may be required to report transactions that raise suspicions of money laundering or OFAC violations and to disclose the identity of the Client and any related parties to appropriate government authorities;

(n) It does conduct and intends to continue to conduct its business in material compliance with all applicable Laws, and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; without limiting the generality of the foregoing, it will not use the services provided by Custodian hereunder in any manner that is, or would result in, a violation of any applicable Law;

(o) It is aware of and familiar with, and has been fully informed of, the risks associated with giving Proper Instructions, and is willing to accept such risks, and it will (and will cause each Authorized Person to) safeguard and treat with extreme care any devices or credentials related to Proper Instructions, understands that there may be alternative methods of giving or delivering the same than the methods selected by the Custodian, agrees that the security procedures (if any) to be followed in connection therewith provide a commercially reasonable degree of protection in light of its particular needs and circumstances, and acknowledges and agrees that a deposit or withdrawal request may conclusively be presumed by the Custodian to have been given by Authorized Person(s) duly authorized to do so, and may be acted upon as given;

(p) It understands that withdrawal requests for Digital Assets will not be processed on a real-time basis and may take days to execute;

(q) In respect of Digital Assets, the custodial services are available only in connection with those Digital Assets that the Custodian supports. The Digital Assets that the Custodian supports may change from time to time in the Custodian's sole discretion. Prior to initiating a deposit of Digital Assets to the Custodian, Client will confirm that the Custodian offers custodial services for that specific Digital Asset. The list of supported Digital Assets is available on the Eligible Asset Page. By initiating a deposit of Digital Assets to an Account, the Client attests that the Client has confirmed that the Digital Asset being transferred is supported by the Custodian. Under no circumstances should the Client attempt to use the custodial services to deposit or store any Digital Assets that are not supported by the Custodian. Depositing or attempting to deposit Digital Assets that are not supported by the Custodian will result in such Digital Asset being unretrievable by either the Client or the Custodian. The Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the custodial services for Digital Assets that the Custodian does not support. The Custodian may from time to time determine types of Digital Assets that will be supported or cease to be supported by the custodial services. The Custodian will provide the Client with not less than 30 days' prior written notice before ceasing to support a Digital Asset, unless the Custodian is required to cease such support sooner to comply with applicable Law (in which event the Custodian will provide as much notice as is practicable under the circumstances); and

(r) the aggregate interest in any class of shares of the Client held by benefit plan investors (as such term is interpreted under The Employee Retirement Income Security Act of 1974, as amended ("***ERISA***"), will not at any time equal or exceed twenty-five percent of the outstanding shares of such class and (b) the Client will not permit the assets of the Client to be deemed assets of an employee benefit plan that is subject to ERISA.

11.3   Custodian Representations and Warranties. The Custodian represents to the Client that the Custodian is a Wyoming-chartered public trust company pursuant to Wyo. Stat. § 13-5-501 et. seq. and is authorized to engage in all activities described in Wyo. Stat. § 13-5-510.

Section 12.   Section Scope of Custodian's Responsibilities; Limitations

12.1   Standard of Care. The Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, the Custodian will not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of fraud, willful default or gross negligence on the part of the Custodian. The Custodian will not be responsible for the title, validity, or genuineness of any Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

12.2   No Investment Advice. Custodian does not provide investment, tax, or legal advice, nor does Custodian broker transactions on Client's behalf. Client acknowledges that Custodian has not provided any advice or guidance or made any recommendations to Client with regard to the suitability or value of any Digital Assets, and that Custodian has no liability regarding any selection of a Digital Asset that is held by Client. All transactions are executed based on Client's Instructions, and Client is solely responsible for determining whether any investment, investment strategy, or related transaction involving Digital Assets is appropriate for Client based on Client's personal investment objectives, financial circumstances, and risk tolerance. Client should consult its investment, tax, or legal professional regarding Client's specific situation.

12.3   Limitations on Losses

(a)   In no event will the Custodian be responsible or liable for any loss, claim or damage suffered by the Client, except to the extent of a final, non-appealable judicial determination that such loss, claim or damage directly resulted from the gross negligence, willful misconduct, or fraud of the Custodian. In the event of such final, non-appealable judicial determination, the liability of the Custodian will not exceed the lesser of: (a) the replacement cost of any Assets, and (b) the market value of the Assets (as determined by the Custodian) to which such loss or damage relates at the time the Client reasonably should have been aware of such gross negligence, willful misconduct, or fraud. In the event of any loss sustained by the Client for which the Custodian is finally adjudicated, after exhaustion of all potential appeals, that it is liable hereunder, the liability of the Custodian will be reduced to the extent that the Client's own negligence contributed to such loss.

(b)   The Custodian will not be liable for any loss caused, directly or indirectly, by (a) the failure of the Client to adhere to the Custodian's policies and procedures that have been disclosed to the Client, (b) a Force Majeure Event or (c) any action taken pursuant to Section 6.5.

(c)   Under no circumstances will the Custodian be liable to the Client for (a) acting in accordance with or conclusively relying upon any Instruction that it believes in good faith to have been authorized by the Client or any Person acting on behalf of the Client, or (b) any indirect, consequential, incidental, special or punitive loss or damage, even if the Custodian has been advised of or otherwise might have anticipated the possibility of such loss or damage.

(d)   The Custodian will not be responsible or liable to the Client for any loss caused, directly or indirectly, by (a) any failure or delay to act by any service provider to the Custodian or (b) any System Failure (other than a System Failure caused by the gross negligence, misconduct or fraud of the Custodian or the Custodian's affiliates), that prevents the Custodian from fulfilling its obligations under this Agreement.

12.4   Limitations on the Custodian's Responsibility

(a)   General. The Custodian will only be responsible for the performance of those duties as are expressly set forth herein, including acting in accordance with any Proper Instructions given in accordance with this Agreement. The Custodian will have no implied duties or other obligations whatsoever. The Custodian will not be subject to, nor required to comply with, any other agreement to which the Client is a party.

(b)   No Liability for Third Parties. The Custodian, provided that the Custodian will have acted in good faith and used reasonable care in the selection and continued appointment of the third party and subject to clause iii below, is not responsible or liable for the acts, omissions, defaults, insolvency, negligence, gross negligence, misconduct or fraud of any third party selected by the Custodian to perform any of its duties or obligations under this Agreement, including any agent, depository, subcontractor or subcustodian. In addition, in no event will the Custodian be responsible or liable for the acts, omissions, default, insolvency, negligence, gross negligence, misconduct or fraud of any other third party that is not an Affiliated Agent, including any exchange, liquidity provider, counterparty, or third-party vendor.

(c)   Sole Obligations of the Custodian. The Client understands and agrees that notwithstanding any delegation by the Custodian of any of its obligations and duties to an Affiliated Agent, no such agreement with any Affiliated Agent will discharge the Custodian from its obligations hereunder, and the rights of the Client with respect to the Custodian extend only to the Custodian and do not extend to any Affiliated Agent of the Custodian. The Client will have no direct or indirect rights or causes of action against any Affiliated Agent, nor will any Affiliated Agent have any responsibility or liability to any Client of the Custodian.

(d)   Performance Subject to Laws. The Client understands and agrees that the Custodian's performance of this Agreement may be subject to relevant Laws and any rules, operating procedures, practices, and protocols related to the Assets, all of which may be subject to change. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable due to change in any Law, including any Law related to the Assets.

(e)   Preventing Performance. The Custodian will not be responsible for any failure to perform any of its obligations if such performance is prevented, hindered, or delayed by a Force Majeure Event, by changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks or after an Ineligibility Determination. In such a case, the Custodian's obligations will be suspended for so long as the Force Majeure Event continues or any change in the Custodian's policies or procedures or Ineligibility Determination remains in effect.

(f)   Validity of Assets. The Custodian does not warrant or guarantee the form, authenticity, value, or validity of any Asset received by the Custodian.

(g)   No Fiduciary Duties. The Custodian has no fiduciary duty, responsibility, or liability to the Client in any respect, including with respect to the Digital Assets or Cash held in the Account(s) under this Agreement (irrespective of whether an affiliate of the Custodian has provided other services or is currently providing other services to the Client on other matters).

(h)   Forwarded Information; Contents of Documents. The Custodian is not responsible for the form, accuracy, or content of any notice, circular, report, announcement or other material provided under Section 6.2(a) of this Agreement not prepared by the Custodian and the Custodian will not be required to make any investigation into the facts or matters stated in any certificate, report, or other document.

(i)   Reliance on Counsel. The Custodian may consult with legal counsel(s) of its own choosing as to any matter relating to this Agreement, and the Custodian will not incur any liability with respect to anything done or omitted by it in accordance with any advice from such counsel.

(j)   Security of Assets. The Custodian will not be liable to the Client for any loss resulting from actions taken by the Custodian to inspect, protect or improve the security of the Client's Assets pursuant to Section 6.5.

(k)   Conflicting Claims. In the event of any dispute or conflicting claims by any person or persons with respect to the Assets, the Custodian will be entitled to refuse to act until either (a) such dispute or conflicting claim will have been finally determined by a court of competent jurisdiction or settled by agreement between conflicting parties, and the Custodian will have received written evidence satisfactory to it of such determination or agreement or (b) the Custodian will have received an indemnity, security or both, satisfactory to it and sufficient to hold it harmless from and against any and all loss, liability and expense that the Custodian may incur as a result of its actions.

(l)   Legal and Regulatory Compliance. The Custodian will have no obligation to review, monitor or otherwise ensure compliance by the Client or the Authorized Agent with (a) any Law applicable to the Client or the Authorized Agent or (b) any term or condition of any agreement between the Client and any third party, including the Authorized Agent.

(m)   Reliance on Written Items. The Custodian may rely on and will be protected in acting or refraining from acting upon any written notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document furnished to it in accordance with this Agreement, not only as to its due execution and validity, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine and signed or presented by an Authorized Person. The Custodian will be entitled to presume the genuineness and due authority of any signature appearing thereon. The Custodian will not be bound to make any independent investigation into the facts or matters stated in any such notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document.

Section 13.   Client Obligations

13.1   Payment. The Client agrees to pay all fees, expenses, charges, and obligations incurred from time to time for any services pursuant to this Agreement as determined in accordance with the terms of the Fee Schedule to be attached hereto, together with any other amounts payable to the Custodian under the Agreement. The Fee Schedule may be changed from time to time by the Custodian upon prior written notice to the Client or the Authorized Agent. The Client authorizes the Authorized Agent to agree to any changes to the Fee Schedule on behalf of the Client without notifying or obtaining prior consent from the Client, and the Client agrees to be bound by any fees or charges agreed to by the Authorized Agent. Unless otherwise agreed, all fees and expenses paid to the Custodian will be paid in U.S. Dollars.

13.2   Provision of Identifying Information. The Client hereby acknowledges that the Custodian is subject to various laws including those requiring verification of the identities of customers, pursuant to which the Custodian will obtain, verify, and record information that allows the Custodian to identify each Client. Accordingly, prior to entering into this Agreement, the Custodian will ask the Client to provide certain information including, but not limited to, the Client's name, physical address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity, such as organizational documents, certificate of good standing, license to do business or other pertinent identifying information. The Custodian may obtain and verify comparable information for any Authorized Person. The Client will provide the Custodian with documentation to allow for obtaining and verifying the beneficial owners and control persons of customers that are legal entities. The Client acknowledges that the Custodian cannot provide services under this Agreement until the Custodian verifies the identity of the Client (and, if applicable, Authorized Agents, Authorized Persons and/or beneficial owners) in accordance with its customer identification and verification procedures. The Client's Accounts may be restricted or closed if the Custodian cannot obtain and verify this information. The Custodian will not be responsible for any losses or damages (including, but not limited to, lost opportunities) that may result if a Client's Account is restricted or closed.

13.3   Provision of Asset Ownership Information. The Client will promptly provide the Custodian with such additional information and documentation (including, as applicable, by executing additional documentation) as the Custodian may request to confirm ownership of Assets, for the Custodian to comply with its policies and procedures, and to enable the Custodian to perform its duties and obligations under this Agreement.

13.4   Sanctioned Person Notification. The Client will promptly notify the Custodian if (a) the Client is or becomes a Sanctioned Person, (b) the Client is or becomes located, organized, or resident in, or begins to conduct business in or with a country or territory with which dealings are broadly restricted or prohibited by any Sanctions, or (c) the Client becomes aware that the Client or any Asset, or any transaction involving an Asset, is or becomes the target of any Sanctions or investigation (including the reasonable details thereof).

13.5   Permission for Liens and Security Interests. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior consent. The Custodian will not unreasonably withhold such consent and reserves the right to charge the Client extra fees to compensate the Custodian for its extra recordkeeping and administrative costs related to such right or claim.

13.6   Instructions. In giving any Instructions which purport to be Proper Instructions under this Agreement, the Client will act, and will cause the Authorized Agent to act, in accordance with the provisions of any and all constitutional documents of the Client, any and all documents governing the Assets and any related Laws.

13.7   Responsibility for Account Security. The Client, its Authorized Agents, and its Authorized Persons are responsible for creating a strong password and maintaining adequate security and control of any and all IDs, passwords, hints, personal identification numbers, or any other codes that the Client and any Authorized Agents or Authorized Person uses to access the services provided by the Custodian under this Agreement. Any loss or compromise of the foregoing information and/or the Client's personal information may result in unauthorized access to the Accounts by third parties and the loss or theft of any Assets held in the Accounts and any associated accounts. The Client is responsible for keeping the Client's contact information, including email address and telephone number, up to date in order to receive any notices or alerts that the Custodian may send to the Client. The Custodian assumes no responsibility for any loss that the Client may sustain due to compromise of account login credentials not due to fault of the Custodian, or due to any failure by the Client, any Authorized Agent or to follow or act on any notices or alerts that the Custodian may send to the Client, an Authorized Agent, or an Authorized Person.

13.8   Legal Consultation. At any time, the Custodian may request Instructions from any Authorized Person or Authorized Agent (or Person that the Custodian believes in good faith to be an Authorized Person or Authorized Agent), and may consult with its own legal counsel or outside legal counsel for the Client, at the expense of the Client, with respect to any matter arising in connection with the services to be performed by the Custodian under this Agreement. The Client agrees to pay all fees, expenses, charges, and obligations incurred by the Custodian in connection with such Instructions or consultations.

Section 14.   Indemnity

14.1   Indemnity to the Custodian. The Client agrees to indemnify, defend and hold harmless the Custodian, its parent companies, subsidiaries and affiliates, and its and their directors, officers, agents and employees, against any and all claims, costs, causes of action, losses, liabilities, lawsuits, demands and damages, fines, penalties and expenses, including without limitation, any and all court costs and reasonable attorney's fees, in any way related to or arising out of or in connection with this Agreement or any action taken or not taken pursuant hereto, except to the extent that the Custodian would be liable under Section 12.3 hereunder. The foregoing indemnifications will survive any termination of this Agreement.

14.2   Client's Direct Liability. The disclosure by the Client to the Custodian that the Client has entered into this Agreement as the agent or representative of another person will not relieve the Client of any of its obligations under this Agreement, including those described in Section 14.1 above.

Section 15.   Client Final Distribution of Assets

The Client agrees that the Assets will be finally distributed, transferred, and delivered to the Client only upon the Client's indefeasible payment in full of any and all amounts due and owing to the Custodian hereunder.

Section 16.   Remedies Upon Nonpayment

If the Client, upon demand, fails to pay the Custodian any required amount in respect of any Asset subject to this Agreement, the Custodian may, without notice to the Client (except as required by law) and at any time appropriate, sell such Asset and/or exercise in respect of each such Asset any and all the rights and remedies of a secured party on default under applicable Law.

Section 17.   Section Lien and Set Off

17.1   Lien. In addition to all rights and remedies available to the Custodian under applicable Law, the Custodian will have, and the Client hereby grants, a continuing lien on and valid and perfected first-priority security interest in all Assets until the satisfaction of all liabilities of the Client to the Custodian arising under this Agreement, including without limitation liabilities in respect of any fees and expenses or credit exposures in relation to the Accounts incurred in the performance of services under this Agreement. Custodian will have all the remedies of a secured party under the Uniform Commercial Code as in effect in the State of Wyoming. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior written consent.

17.2   Set-off. Without limiting any other rights and remedies of the Custodian under this Agreement or applicable Law, to the extent permitted by applicable Law, the Custodian may, with prior notice to the Client, set off any payment obligation owed to the Custodian by the Client against any payment obligations owed by the Custodian to the Client, regardless of the place of payment, delivery and/or currency of any obligation (and for such purposes may make any necessary conversions of currencies or Digital Assets). If any obligation is unliquidated or unascertained, the Custodian may set off an amount estimated by the Custodian in good faith to be the amount of that obligation.

Section 18.   Records

The Client will examine each statement sent by the Custodian and notify the Custodian in writing within five Business Days of the date of such statement of: (a) any discrepancy between Instructions given by the Client and the position shown on the statement, and (b) any other errors known to the Client. Absent such timely notification, the Custodian's liability for any loss or damage in regard to such discrepancy will not accrue beyond such five Business Day period.

Section 19.   Confidential Information

19.1   Confidentiality and Use of Information. Each of the Custodian and the Client agrees that it will maintain any confidential and proprietary information disclosed to it by the other Party hereto, including the fees set forth in the Fee Schedule hereto ("***Confidential Information***"), in a confidential manner using the same care it uses to protect the confidentiality of its own confidential information, and will not use for its own benefit or otherwise the Confidential Information of the other Party except (a) as expressly authorized by this Agreement and to the extent necessary for performance of this Agreement or (b) upon the prior written consent of the other Party; provided, however, that each of the Custodian and the Client may disclose any such confidential or proprietary information of the other Party to those of its affiliates and its and their officers, directors, employees, agents (including attorneys and financial advisors), and contractors, in each case, who need to know such information for purposes of this Agreement and who are bound by confidentiality obligations consistent with the terms hereof. Notwithstanding the foregoing, Confidential Information will not include information that was (i) publicly available prior to disclosure by such disclosing party; (ii) already in the receiving party's possession and not subject to an obligation of confidentiality; (iii) obtained by the receiving party from a third party without restriction on disclosure; (iv) entirely independently developed by the receiving party without reference to any Confidential Information of the disclosing party; (v) the tax treatment and any facts that may be relevant to the income tax consequences of the transactions contemplated by this Agreement.

19.2   Required Disclosures. If, at any time, the receiving party is required by law or regulation to make any disclosure of any of the Confidential Information, by summons, subpoena, judicial or administrative order or otherwise, the receiving party will (to the extent permissible and practicable under the circumstances) give prompt prior written notice of such requirement to the disclosing party and permit the disclosing party to intervene in any relevant proceedings to protect its interests in the Confidential Information, and provide reasonable cooperation and assistance to the disclosing party in lawful efforts to resist, limit or delay disclosure at the disclosing party's sole expense. Notwithstanding the foregoing, the Custodian may disclose the Client's Confidential Information to the Custodian's regulators without any notice thereof.

19.3   Unauthorized Use. The receiving party will promptly notify the disclosing party in writing of any loss, or use, access or disclosure of Confidential Information of the disclosing party in violation of this Agreement promptly following recipient's discovery and will promptly take measures to minimize the effect and prevent its recurrence. The receiving party will be liable under this Agreement to the disclosing party for any loss, or access, use, or disclosure in violation of this Agreement by itself or its representatives.

Section 20.   Term and Termination

20.1   Term. The term of this Agreement will commence on the Effective Date and terminate when terminated pursuant to this Section 20 (the "*Term*").

20.2   Termination. Custodian may terminate this Agreement in whole or in part, with or without cause, by giving prior written notice to Client. Client may terminate this Agreement in whole or in part, with or without cause, by giving not less than 30 days' prior written notice to Custodian.

20.3   Suspension, Deactivation, and Termination by Custodian. Without prejudice to any accrued rights and remedies under this Agreement, the Custodian may suspend or restrict the Client's access to the Custodian's services and/or deactivate or terminate the Clients Accounts, if, in its sole discretion, it has determined that (a) continuing to provide services under this Agreement would result in violation of any Law; (b) any of the representations or warranties made by the Client under this Agreement cease to be true on a continuing basis; (c) the Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Account(s); (d) the Custodian's service partners, including depositories and subcustodians, are unable to support the Client's use; (e) the Client takes any action that the Custodian deems as circumventing the Custodian's controls, including, but not limited to, abusing promotions which the Custodian may offer from time to time or otherwise making a misrepresentation of the Client's Account(s); (f) the Client breaches the terms of this Agreement; or (g) the Client fails to pay fees for a period of 90 days. If the Custodian suspends or restricts the Client's access to the Custodian's Services and/or deactivates or terminates Client's Account(s) for any reason, the Custodian will provide the Client with notice of the Custodian's actions in writing unless prohibited by Law. The Client acknowledges that the Custodian's decision to take certain actions, including limiting access to, suspending, or closing the Client's Account(s), may be based on confidential criteria that are essential to the Custodian's risk management and security protocols. The Client agrees that the Custodian is under no obligation to disclose the details of its risk management and security procedures to the Client. The Client will be permitted to withdraw Assets associated with the Client's Account(s) for 90 days after deactivation or termination by the Custodian unless such withdrawal is prohibited Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority).

20.4   Effect on Assets. Upon termination of this Agreement and subject to Section 15 hereof, the Custodian will deliver the Client's Assets as instructed by the Client in a Proper Instruction. If by the termination date the Client has not given Proper Instructions to the Custodian regarding where to deliver any Assets, the Custodian will continue to maintain the Accounts until the Client provides such Proper Instructions to effect a free delivery of such Assets, and the Client will be liable to pay monthly storage fees in the amount determined by the Custodian until all Assets are removed. However, the Custodian will provide no other services with respect to any such Assets following termination. Notwithstanding termination of this Agreement or any Proper Instruction, the Custodian may retain sufficient Assets to close out or complete any transaction that was in process prior to such termination or to pay any fees of the Custodian or amounts otherwise outstanding hereunder.

20.5   Surviving Terms. The rights and obligations contained in Sections 7, 11, 14, 15, 16, 17, 19, 20, 21, 22, and 23 of this Agreement will survive the termination of this Agreement.

Section 21.   Limitation of Liability

21.1   Limitation on Direct Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE (I) FOR ANY AMOUNT GREATER THAN THE FEES PAID OR

PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 12-MONTH PERIOD IMMEDIATELY PRECEDING THE INCIDENT GIVING RISE TO SUCH LIABILITY.

21.2   No Consequential or Related Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT WILL THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE CUSTODIAN'S SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

Section 22.   Fees and Payment

22.1   Fees. The Client agrees to pay the Custodian the fees and expenses for the Services performed pursuant to this Agreement as set forth in Appendix I. The Custodian may increase or decrease the fees charged at any time upon 30 days' prior notice. In addition, any services requested by the Client that are in addition to the standard Services provided by the Custodian may result in additional fees being charged to the Client or expenses being passed through to the Client, including printing and mailing charges. All payment obligations under this Agreement are non-cancelable and all payments made are non-refundable.

22.2   Invoicing and Payment Terms. The Client will pay all fees hereunder within 30 days of the date of the applicable invoice issued by the Custodian. In the event the Client disputes any invoiced fees, the Client will provide written notice of the disputed amount within 15 days after the date of such invoice and timely pay any undisputed portion of such invoice. The Parties will cooperate in good faith to resolve any disputed invoice or portion thereof within 15 days of notice of dispute. All amounts payable by the Client under this Agreement will be made without setoff and without any deduction or withholding. The Client will promptly reimburse the Custodian for any cost or expense incurred in connection with any collection efforts undertaken by the Custodian in connection with any past due amount owed under this Agreement. At the Custodian's discretion, past due amounts may accrue a late fee equal to the lesser of 1.5% per month or the maximum amount allowed by applicable law.

22.3   Purchase through Platform Provider. The Client understands and acknowledges that all or a portion of fees and expenses may, at the sole discretion of the Platform Provider, be paid to the Custodian by the Platform Provider and subsequently be passed through to the Client by the Platform Provider. Notwithstanding anything to the contrary, the Client may be required to compensate Platform Provider for the Custodian's services, and among other provisions, certain terms related to fees, payment terms, taxes, term, termination, renewal, and support may be established between Platform Provider and the Client for the purchase of the Custodian's services hereunder.

Section 23.   Governing Law and Venue

This Agreement is solely and exclusively governed, construed, and enforced in accordance with the laws of the State of Wyoming, without giving effect to conflict of law rules or principles that would cause the application of the laws of any other jurisdiction. Both Parties submit to personal jurisdiction in the federal and state courts located in Cheyenne, Wyoming, and further agree that any and all claims and controversies arising out of this Agreement that cannot be amicably resolved by the Parties will be brought solely and exclusively in a court in the State of Wyoming. Each Party hereto waives any objection it may have at any time, to the laying of venue of any actions or proceedings brought in an inconvenient forum and further waives the rights to object that such court does not have jurisdiction over such parties.

Section 24.   Miscellaneous

24.1   Notices.   Any notice or other communication under this Agreement will be in writing and will be effective upon delivery as follows: (a) if to Client, when sent via email to the email address below or otherwise on record with the Custodian; and (b) if to Custodian, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Agreement.

24.2   Confidential Relationship; Privacy Statement and Policy. All information and advice furnished by either party to the other hereunder, including their respective agents and employees, will be treated as confidential and will not be disclosed to third parties except as required by law and as necessary to service the Accounts. Client hereby acknowledges receipt of, and the Custodian agrees to maintain the confidentiality of all Client's related personal information. The then-current Brassica privacy policy, which may be found at https://www.brassicafin.com/legal/privacy, identifies how Brassica collects, uses, and discloses, on a limited basis, your information. This provision will survive termination of this Agreement.

24.3   No Publicity. Client will not make any public statement, including any press release, media release, or blog post which mentions or refers to the Custodian or a partnership between Client and the Custodian, without the prior written consent of the custodian.

24.4   Choice of Trust Company and Referral. The Client acknowledges that they have the choice to select any trust company or financial institution to provide custody services for their Assets. The Client also acknowledges that while they have been referred to Brassica by the Platform, the Client has elected to open an Account with Brassica based on their independent choice, free from pressure or influence.

24.5   Service to Other Clients. It is understood that the Custodian may perform investment services for various clients including related persons of the Custodian. The Client agrees that the Custodian may provide advice and take action with respect to any of its other clients, itself or Affiliates that may compete with or differ from the advice given or the timing or nature of action taken with respect to the Client. It is understood that the Custodian will not have any obligation to purchase or sell, or to recommend for purchase or sale, for the Client any security or other investment which the Custodian, its principals, Affiliates, or employees may purchase or sell for its or their own accounts or for the account of any other client, if in the opinion of the Custodian such transaction or investment appears unsuitable, impractical, immaterial, or undesirable for the Accounts.

24.6   No Third-Party Beneficiaries. This Agreement is not intended to confer any rights or benefits to any third parties, including, but not limited to, the Client's end customers or investors.

24.7   Headings. Titles to Sections of this Agreement are included for convenience of reference only and will be disregarded in construing the language contained in this Agreement.

24.8   Severability. If any provision of this Agreement is or becomes illegal, invalid, or unenforceable under any applicable law, the remaining provisions will remain in full force and effect (as will that provision under any other law).

24.9   Waiver of Rights. No failure or delay of the Client or the Custodian in exercising any right or remedy under this Agreement will constitute a waiver of that right. Any waiver of any right will be limited to the specific instance. The exclusion or omission of any provision or term from this Agreement will not be deemed to be a waiver of any right or remedy the Client or the Custodian may have under applicable law.

24.10   Recordings. The Client and the Custodian consent to telephonic or electronic recordings for security and quality of service purposes and agree that either may produce telephonic or electronic recordings or computer records as evidence in any proceedings brought in connection with this Agreement.

24.11   Assignment. The Custodian may assign this Agreement, delegate its duties hereunder, and transfer the Accounts to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without prior notice to the Client. The Client hereby acknowledges and agrees that the governing law and venue set forth in Section 23 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Custodian assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 23 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Custodian (or such assignee) will provide the Client with a copy of any such modified agreement, which the Client acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Client may not assign or transfer any of its rights or obligations under this Agreement without the Custodian's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

24.12   Contractual Relationship. Nothing contained in this Agreement will constitute the Client and/or the Custodian (and/or any other Person) as members of any partnership, joint venture, association, syndicate, unincorporated business, or similar assignment as a result of or by virtue of the engagement or relationship established by this Agreement. Neither the Client nor the Custodian will hold itself out as an agent, partner or joint venture partner of the other or any of the subsidiaries or companies controlled directly or indirectly by or affiliated with the other.

24.13   Independent Review. Each Party recognizes that this Agreement is legally binding. The Parties acknowledge that they have been advised to seek independent legal, tax, investment, or other professional advice prior to entering into this Agreement and have had ample opportunity to do so. In any interpretation of this Agreement, it shall not be construed against either Party as the drafter. The Client expressly confirms having read and understood this Agreement and is entering into it freely and voluntarily.

24.14   USA PATRIOT Act Notice. The Client hereby acknowledges that Custodian is subject to federal laws, including the Customer Identification Program (CIP) requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which the Custodian must obtain, verify, and record information that allows the Custodian to identify the Client. Accordingly, prior to opening any Accounts hereunder the Custodian will ask the Client to provide certain information including, but not limited to, name, address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information.

24.15   Other Business. Nothing herein will prevent the Custodian or any of its affiliates from engaging in other business, or from entering into any other transaction or financial or other relationship with or receiving fees from or from rendering services of any kind to the Client or any other Person. The Custodian and its affiliates may own and trade Digital Assets and are not prohibited from engaging in other business or activities, including those that might be in direct competition with the Client. The Custodian and its affiliates (or funds or other accounts advised or managed by them) may have investments in, or other commercial arrangements with, counterparties that fill Trade Orders or other service providers to the Custodian. Affiliates of the Custodian (and funds or other accounts advised or managed by them) may themselves utilize the Custodian's trade execution service and submit Trade Orders that could be internally crossed with Trade Orders of the Client.

24.16   Entire Agreement; Amendments. This Agreement, including all exhibits and schedules, constitutes the entire Agreement and understanding between the Parties, and supersedes all previous communications, representations, or agreements, whether written or oral, with respect to the subject matter hereof. In the event this Agreement conflicts with any exhibit, schedule, or terms of use, the terms of this Agreement will control and govern. Except as specified in this Agreement, this Agreement may be modified only by written agreement signed by both Parties.

* * * * *

The Client has caused this Agreement to be executed as of the Effective Date.

CLIENT

Signature:

Name:

Title:

Date:

Email for Notices:

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE TRUST AGREEMENT

THIS OMNIBUS NOMINEE TRUST AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between Brassica Trust Company LLC (the "Nominee") and the undersigned (the "Entitlement Holder").

RECITALS

WHEREAS, the Entitlement Holder has invested and/or intends to invest in exempt securities offerings pursuant to which the Entitlement Holder may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Entitlement Holder;

WHEREAS, the title holder of the Property will be a trust established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Entitlement Holder wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Entitlement Holder and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Entitlement Holder hereby appoints the Nominee to act as nominee for the Entitlement Holder, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Entitlement Holder and acquired by the Nominee for the benefit of Entitlement Holder or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Entitlement Holder, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Entitlement Holder, as provided in this Nominee Agreement or as may be given by the Entitlement Holder from time to time. In the context of investments made on or after the date hereof, the Entitlement Holder hereby directs the Nominee to acquire, on behalf of the Entitlement Holder, any Security that the Entitlement Holder subscribes for directly from the issuer thereof in the name of the Nominee. The Entitlement Holder acknowledges and agrees that it shall pay the aggregate

subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Entitlement Holder in respect of its acquisition of any Security. The Entitlement Holder acknowledges and agrees that the issuer of a Security may have the right to reject the Entitlement Holder's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Entitlement Holder, and the Entitlement Holder waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Entitlement Holder pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Entitlement Holder in respect of any claim or to any person asserting a claim on behalf of or in right of the Entitlement Holder.

2.   Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Entitlement Holder regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Entitlement Holder transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Entitlement Holder.

3.   Revocation. The Entitlement Holder may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Entitlement Holder and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Entitlement Holder or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Entitlement Holder. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Entitlement Holder under and subject to the Entitlement Holder's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Entitlement Holder shall prepare such documents, and the Nominee shall execute such documents in accordance with the Entitlement Holder's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property, except to perform ministerial tasks at the instructions of the Entitlement Holder. The Nominee

acknowledges that the Entitlement Holder is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Entitlement Holder hereby acknowledge and agree that, with respect to the Property, the Entitlement Holder will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of Wyoming. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property, provided however, that the Nominee may vote on matters that relate to the Property in the manner directed by the Entitlement Holder. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Entitlement Holder, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6. <u>Instructions From the Entitlement Holder</u>. Pursuant to the written (including electronic form) instructions of the Entitlement Holder, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; <u>provided</u>, <u>however</u>, that the Entitlement Holder hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument <u>provided</u>, <u>further</u>, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall <u>not</u> do so without written instructions from the Entitlement Holder if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Entitlement Holder, together with an accounting therefor, and will deliver to the Entitlement Holder all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7. <u>Signatures Required</u>.   The signature of the Entitlement Holder, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8. <u>Indemnification</u>. The Entitlement Holder will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Entitlement Holder; <u>provided</u>, <u>however</u>, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9. <u>Assignment</u>. The Nominee may assign this Agreement, delegate its duties hereunder, and transfer the Property to any of its affiliates or to its successors and assigns, whether

by merger, consolidation, or otherwise, in each case, without notice to the Entitlement Holder. The Entitlement Holder hereby acknowledges and agrees that the governing law and venue set forth in Section 12 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Nominee assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 12 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Entitlement Holder may not assign or transfer any of its rights or obligations under this Agreement without the Nominee's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

10.   <u>Binding Effect</u>. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

11.   <u>Counterparts</u>. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

12.   <u>Governing Law</u>. This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of Wyoming. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of Wyoming.

13.   <u>Notices</u>. All notices demands, consents, elections, offers, requests or other communications (collectively, a "<u>notice</u>") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Entitlement Holder, when sent via email to the email address below or otherwise on record for the Entitlement Holder and (b) if to Nominee, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

14.   <u>Termination</u>. This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Entitlement Holder with not less than ten days advance written notice and (ii) the Entitlement Holder if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Entitlement Holder or their designee <u>provided</u>, <u>however</u>, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Entitlement Holder have adopted this Nominee Agreement to be effective as of the date first written above.

ENTITLEMENT HOLDER   **BRASSICA TRUST COMPANY LLC**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices: